Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct

December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed Against TriplePoint Venture Growth BDC Corp., et al. (File No. 814-01044)

Ladies and Gentlemen:

On behalf of TriplePoint Venture Growth BDC Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the First Amended Complaint, as filed on December 5, 2023 in the United States District Court for the Northern District of California, Oakland Division, which relates to the previously disclosed class action complaint against the Company and certain affiliated persons of the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best Regards,

/s/ Harry S. Pangas
Harry S. Pangas

cc: James P. Labe, TriplePoint Venture Growth BDC Corp.
Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.
Clay Douglas, Dechert LLP

1   John T. Jasnoch (CA 281605)
    Cornelia J. B. Gordon (CA 320207)
2   **SCOTT+SCOTT ATTORNEYS AT LAW LLP**
    600 W. Broadway, Suite 3300
3   San Diego, CA 92101
    Telephone: 619-233-4565
4   Facsimile: 619-233-0508
    jjasnoch@scott-scott.com
5
6   *Attorneys for Lead Plaintiff Ronald J. Solotruk*
    and Lead Counsel for the Class
7
    [Additional Counsel on Signature Page]
8
9   **UNITED STATES DISTRICT COURT**
                   NORTHERN DISTRICT OF CALIFORNIA
10   **OAKLAND DIVISION**
11 DEREK PETERSEN, Individually and on   Case No. 3:23-cv-02980-TLT
    Behalf of All Others Similarly Situated,
12
13   **FIRST AMENDED COMPLAINT**
                        Plaintiff,
14
           v.
15
    TRIPLEPOINT VENTURE GROWTH BDC
16 CORP., JAMES P. LABE, CHRISTOPHER M.
    MATHIEU, and SAJAL K. SRIVASTAVAV,
17
18   Defendants.
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1   Lead Plaintiff Ronald J. Solotruk ("Plaintiff"), individually and on behalf of all others

2 similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the

3 following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and upon

4 information and belief as to all other matters based upon, *inter alia*, the investigation conducted

5 by and through Plaintiff's attorneys, which included, among other things, a review of the

6 Defendants' public documents, conference calls and statements made by Defendants; Defendants'

7 filings with the United States Securities and Exchange Commission ("SEC"); press releases and

8 news articles regarding defendant TriplePoint Venture Growth BDC Corp. ("TPVG" or the

9 "Company"); and analyst reports and advisories about the Company and the industry within which

10 it operates. Plaintiff believes that substantial additional evidentiary support will exist for the

11 allegations set forth herein after a reasonable opportunity for discovery.

12 ## NATURE OF THE ACTION

13   1.   This is a federal securities class action on behalf of a class (the "Class") consisting

14 of all persons and entities other than Defendants that purchased or otherwise acquired TPVG

15 common stock between May 4, 2022 and May 3, 2023, inclusive (the "Class Period"). The Action

16 seeks to recover damages caused by Defendants' violations of Sections 10(b) and 20(a) of the

17 Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder

18 against the Company; defendant James P. Labe (TPVG's Chief Executive Officer ("CEO"))

19 ("Labe") and chairman of its board; defendant Sajal K. Srivastava (TPVG's President, Chief

20 Investment Officer ("CIO"), and a member of TPVG's board) ("Srivastava"); and defendant Chris

21 Mathieu (TPVG's Chief Financial Officer ("CFO")) ("Mathieu").

22   2.   TPVG is an externally managed, closed-end, non-diversified management

23 investment company regulated as a business development company ("BDC") under the Investment

24 Company Act of 1940 (the "1940 Act"). Traditionally, business development companies are

25 organizations that invest in small- and medium-sized companies, as well as distressed companies,

26 with the goal of helping these firms grow in the initial stages of their development or regaining

27 sound financial footing. TPVG belongs to a subset of BDCs, sometimes referred to as "venture

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1   debt BDCs" or "venture lending BDCs," which invest in start-ups with venture capital backing,

2   primarily by offering loans to the start-ups.

3   3.   TPVG's business, as further described below, focuses on investing, through loans

4   and equity investments, in "venture growth stage companies." TPVG categorizes venture capital-

5   backed companies into five lifecycle stages of development: seed, early, later, venture growth, and

6   public.   In TPVG's nomenclature, then, "venture growth" companies represent start-ups in an

7   advanced stage of development, but which have not yet gone public, been acquired, or otherwise

8   exited the start-up ecosystem.

9   4.   TriplePoint Capital LLC ("TPC"), which serves as the umbrella for Defendants

10   Labe and Srivastava's "TriplePoint" brand. TPC is a Delaware limited liability company exempt

11   from registration under the 1940 Act which describes itself as the "global leader in venture

12   finance."   While TPVG primarily invests in venture growth stage companies by providing debt

13   financing, TPC "serve[s] venture capital-backed companies around the world and at every stage

14   of development" with both "debt and equity financing solutions." Defendants Labe and Srivastava

15   co-founded TPC in 2003, prior to the creation of TPVG, and serve as TPC's co-CEOs to this day.

16   5.   Defendants Labe and Srivastava subsequently formed TPVG to serve as the

17   publicly-traded vehicle for TriplePoint's venture debt business, focusing primarily on loans to

18   venture growth stage start-ups. After incorporating TPVG in 2013, Labe and Srivastava – serving

19   as TPVG's CEO and chairman of the board, and TPVG's President and CIO, respectively – guided

20   TPVG through its initial public offering in March 2014. At the time of the IPO, TPVG's loan

21   portfolio consisted of "a select portfolio of investments in venture growth stage companies

22   originated through" TPVG's "Sponsor," TPC, and "consisting of funded debt and direct equity

23   investments, future funding obligations and warrants associated with both the funded debt

24   investments and future funding obligations," per the offering materials.

25   6.   Since its IPO, TPVG's portfolio of investments in various start-up companies (the

26   "Portfolio Companies") has expanded. The direction of TPVG's investments is guided by its

27

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"Adviser," TriplePoint Advisers LLC ("TPA" or the "Adviser"),[1] which – like all other TriplePoint entities – was co-founded by Defendants Labe and Srivastava and manages TPVG's day-to-day operations.

7.   TPA is a wholly owned subsidiary of, and inextricably linked to and dependent on, TPC. For example, as disclosed in TPVG's 2022 Form 10-K, TPA shares staff with TPC pursuant to a Staffing Agreement; TPA "benefits from the relationships developed by TPC as part of its TriplePoint Lifespan Approach"; and TPA "sources investment opportunities with TPC's select group of leading venture capital investors." In addition to selecting Portfolio Companies for TPVG's investments, TPA is also responsible for "reviewing and structuring investment opportunities for [TPVG], underwriting and performing due diligence on [TPVG's] investments and monitoring [TPVG's] investment portfolio on an ongoing basis."

8.   As disclosed in TPVG's 2022 Form 10-K, Defendants Labe and Srivastava both "have a material pecuniary interest in [TPA] and serve on [TPA's] Investment Committee" – of which they appear to be the only members.[2]

9.   Through their senior positions at each of the various affiliated TriplePoint entities, Defendants Labe and Srivastava have exercised control over all material aspects of TPVG's business and operations at all material times, as described further below. In addition, Defendant Chris Mathieu serves as CFO for both TPVG and TPC.

10.   In contrast to many venture capital ("VC") funders who focus primarily on making equity investments, TPVG's business model has focused primarily on investing in venture growth stage start-ups through lending them money or otherwise acquiring their debt instruments. To the extent that TPVG has acquired an equity interest in a company in which it invests, it has done so primarily through "equity kickers" (*e.g.*, through warrants, or through limited direct equity purchases in parallel equity offerings) that are significantly smaller in size than TPVG's larger

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[1]   TPA was initially organized in 2013 as TPVG Advisers LLC. Its name was changed to TriplePoint Advisers LLC in 2018.

[2]   TPVG's 2022 Form 10-K states that "[t]he Investment Committee, *comprised of Mr. Labe and Mr. Srivastava*, who are also members of the Adviser's senior investment team, holds votes to approve any proposed investment transaction, including follow-on investments."

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1   debt stakes in that company. Accordingly, at all material times, the vast majority of TPVG's

2   investment portfolio has been comprised of its loans to venture growth stage companies.

3   11.   Because loans comprise the vast bulk of TPVG's investment portfolio, TPVG's

4   own value is almost entirely dependent on the value of its loans to the venture growth stage

5   companies it has funded (the "Portfolio Companies").

6   12.   TPVG regularly touts the quality of its investment portfolio in public statements.

7   In its 2022 Form 10-K, for example, TPVG claims it makes investments that it "believes have a

8   low probability of loss" based on its adviser's expertise "and the revenue profile, product

9   validation, customer commitments, intellectual property, financial condition and enterprise value

10   of the potential opportunity." TPVG also states that it "utilize[s] a disciplined investment process"

11   and that all of its investments are subject to "rigorous and established investment selection and

12   underwriting criteria." On earnings calls and in other public statements, Defendants similarly refer

13   to their investments as "high quality" on a regular basis.

14   13.   Most (if not all) of the Portfolio Companies in which TPVG has invested are non-

15   public. In the absence of a public market for the Portfolio Companies' securities, TPVG

16   represented to its investors (including the members of the Class) during the Class Period that the

17   fair value of TPVG's loans was "determined in good faith by [TPGV's] Board, with the assistance

18   of [TPA] and independent valuation agents, in accordance with Rule 2a-5 of the 1940 Act and

19   GAAP, and in accordance with our valuation policy approved by the Board."

20   14.   Unfortunately, because the investing public has almost no visibility into the actual

21   prospects of the kinds of privately-held start-up ventures in which TPVG has invested, at all

22   relevant times TPVG's investors have been totally dependent on TPVG to accurately value the

23   loans it has made to its Portfolio Companies. Per TPVG's 2022 Form 10-K, and as discussed

24   further below, TPVG's board takes into account varying types of factors in assessing the fair value

25   of its loans, including, "as appropriate, such factors as yield, maturity and measures of credit

26   quality, the enterprise value of the company, the nature and realizable value of any collateral, the

27   company's ability to make payments and its earnings and discounted cash flow, our assessment of

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1 the support of their venture capital investors, the markets in which the company does business,

2 comparisons to similar publicly traded companies and other relevant factors."

3   15.   TPVG reports in each of its quarterly filings on the fair value of its loans to the

4 Portfolio Companies, and these fair value estimates are one of relatively few approximations of

5 the loan portfolio's value available to TPVG's investors. Another is the credit risk category

6 assigned to the various Portfolio Companies – one ("Clear") through five ("Red") – though TPVG

7 rarely makes public the credit risk category associated with any particular Portfolio Company, and

8 most often only on a downgrade or upgrade of a company's credit risk. TPVG also reports higher-

9 level figures on a quarterly basis, like the amount of TPVG's actual quarterly net unrealized gains

10 on investments, and the amount of TPVG's actual quarterly net increase in net assets resulting

11 from operations.

12   16.   Unlike the public, Defendants are privy to a wealth of information regarding the

13 Portfolio Companies, their finances, and their business operations as a result of the disclosures the

14 companies are required to make under their loan agreements with TPVG. Defendants closely

15 monitor the Portfolio Companies' operations, a fact which they use as a selling point, as in TPVG's

16 most recent Form 10-K:

17   Our Adviser utilizes ***an extensive internal credit tracking and monitoring***
18   ***approach to regularly follow a borrower's actual financial performance and***
    achievement of business-related milestones to ensure that the internal risk rating
19   assigned to each borrower is appropriate. This process has been refined and
    validated by Mr. Labe and Mr. Srivastava, and the track record developed by TPC
20   since its inception and is based in part on its expertise and deep understanding of
    the risk associated with investing in various stages of a venture capital-backed
    company's lifespan.

21 That "monitoring approach" includes the assignment of a dedicated team assigned to each Portfolio

22 Company responsible for reviewing documents received from it "on a monthly or quarterly basis,"

23 as well as the regular review, on a quarterly or even a weekly basis, by TPA's Investment

24 Committee and senior investment team of the dedicated teams' reports.

25   17.   Defendants are thus acutely aware of any material changes in the Portfolio

26 Companies' fortunes in close to real time, especially since TPA's Investment Committee

27 (comprised of Defendants Labe and Srivastava) "review[s] material events and information on

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1   [TPVG's] borrowers and discuss[es] in detail those borrowers that are performing below

2   expectations" on a weekly basis.

3   18.   Beginning in May 2022 and into May 2023, a number of TPVG's Portfolio

4   Companies began to struggle as the broader venture capital ecosystem started to weaken. Though

5   Defendants learned of the Portfolio Companies' struggles in close to real time, they continued to

6   refer to their loan investments and companies as "high quality," and dismissed any early warning

7   signals (like one Portfolio Company's bankruptcy in late 2022) as anomalies. Defendants likewise

8   continued to report high valuations for the loans in their portfolio and avoided downgrading the

9   credit risk of TPVG's Portfolio Companies until doing so became unavoidable. In short,

10   Defendants endeavored to conceal the deterioration of their debt investments and Portfolio

11   Companies from TPVG's investors.

12   19.   Defendants thus (a) failed to disclose material adverse facts concerning the decay

13   in TPVG's financial condition and prospects, including the material decay in TPVG's investment

14   portfolio; (b) misrepresented the true quality of TPVG's various Portfolio Companies and loan

15   book, as well as the viability of its overall investment strategy; and (c) overstated the quarter-end

16   value of TPVG's investment portfolio, the amount of TPVG's actual quarterly net unrealized gains

17   on investments, and the amount of TPVG's actual quarterly net increase in net assets resulting

18   from operations. After the truth began to emerge as discussed below in IV, TPVG's stock price

19   took a substantial hit.

20   20.   By this Action, Plaintiff, on behalf of himself and the Class he seeks to represent,

21   seeks to recover damages for the significant losses suffered as a result of Defendants' wrongful

22   conduct.

JURISDICTION AND VENUE

24   21.   The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of

25   the Exchange Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the

26   SEC (17 C.F.R. §240.10b-5).

27   22.   This Court has jurisdiction over the subject matter of this action pursuant to 28

28   U.S.C. §1331 and Section 27 of the Exchange Act.

1   23.   Venue is proper in this District pursuant to Section 27 of the Exchange Act (15

2 U.S.C. §78aa) and to 28 U.S.C. §1391(b). TPVG is headquartered in this District, Defendants

3 conduct business in this District, and a significant portion of Defendants' activities took place

4 within this District.

5   24.   In connection with the acts alleged in this complaint, Defendants, directly or

6 indirectly, used the means and instrumentalities of interstate commerce, including, but not limited

7 to, the mails, interstate telephone communications, and the facilities of the national securities

8 markets.

9   **PARTIES**

10   25.   Plaintiff Solotruk, as set forth in his previously-filed certification, acquired TPVG

11 common stock at artificially inflated prices during the Class Period, and was damaged thereby.

12   26.   Defendant TPVG is a Maryland corporation with its principal executive offices

13 located at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025. TPVG's common stock

14 trades in an efficient market on the Nasdaq Global Select Market ("NASDAQ") under the ticker

15 symbol "TPVG."

16   27.   Defendant James P. Labe has served as TPVG's CEO and Chairman of its Board

17 of Directors since TPVG was formed in June 2013. Labe was an architect and primary beneficiary

18 of the scheme alleged herein, and personally made many of the false and misleading statements

19 alleged herein during the Class Period. As TPVG's CEO and Chairman, the co-founder and co-

20 CEO of TriplePoint Capital, and the co-founder of TPA, Labe had a significant amount of insight

21 into and sway over TPVG's valuation of the Portfolio Companies.

22   28.   Defendant Sajal Srivastava has served as TPVG's President and CIO since TPVG

23 was formed in June 2013. Srivastava was an architect and primary beneficiary of the scheme

24 alleged herein, and personally made many of the false and misleading statements alleged herein

25 during the Class Period. As TPVG's President and CIO, the co-founder and the co-CEO of

26 TriplePoint Capital, and the co-founder of TPA, Srivastava had a significant amount of insight into

27 and sway over TPVG's valuation of the Portfolio Companies.

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29.   Defendant Christopher Mathieu has served as TPVG's and TriplePoint Capital's CFO since 2019. Mathieu was an architect and primary beneficiary of the scheme alleged herein, and made many false and misleading statements alleged herein during the Class Period. As the CFO for both TPVG and TriplePoint Capital, Mathieu had a significant amount of insight into and sway over TPVG's valuation of the Portfolio Companies.

30.   Defendants Labe, Srivastava, and Mathieu are sometimes collectively referred to herein as the "Individual Defendants."

31.   The Individual Defendants possessed the power and authority to control the contents of TPVG's SEC filings, press releases, and other market communications. The Individual Defendants were provided with copies of TPVG's SEC filings and press releases alleged herein to be misleading prior to or shortly after their issuance, and had the ability and opportunity to prevent their issuance or to cause them to be corrected. Because of their positions with TPVG and TPC (and also, in the case of Defendants Labe and Srivastava, because of their positions with TPA) and their access to material information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to, but were being concealed from, the public, and that the positive representations made during the Class Period were materially false and misleading when made. The Individual Defendants are liable for the false and misleading statements and omissions pleaded herein.

SUBSTANTIVE ALLEGATIONS

I.   BACKGROUND

A.   TPVG and the TriplePoint Platform

32.   TPVG is an externally managed, closed-end, non-diversified management investment company regulated as a business development company under the Investment Company Act of 1940, as amended, or the "1940 Act." TPVG was "formed to expand the venture growth stage business segment of TriplePoint Capital LLC, [its] Sponsor, as part of its investment platform and will be the primary vehicle through which [TPC] focuses its venture growth stage business."

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33.   TPVG's website touts its "unique relationship" with its sponsor, TPC, claiming that TPVG "[b]enefits from TriplePoint Capital's strong brand name, reputation, track record, industry relationships, and direct originations capabilities," and describing TPC as being "widely recognized as a leading global financing provider devoted to serving venture capital-backed companies with creative, flexible and customized debt financing, equity capital and complementary services throughout their lifespan." TPC's website describes TPVG as one arm of the "TriplePoint Capital Platform," which TPC claims is "unique in the industry" and "consists of large and diversified sources of capital giving us the capacity and scale to meet all of your evolving needs throughout the lifespan of your company." TPVG disclosed in its 2022 Form 10-K that TPVG "co-invest[s] from time to time, and intend[s] to continue making co-investments, with TPC and/or investment funds, accounts and vehicles managed by TPC or its affiliates where doing so is consistent with [TPVG's] investment strategy as well as applicable law and SEC staff interpretations."[3]

34.   While TPC provides both debt and equity financing solutions, TPVG is primarily focused on lending money to late-stage (*i.e.*, "venture growth" stage) start-up companies at high interest rates. TPVG "[i]nvest[s] in primarily secured, growth capital loans with targeted returns between 10% and 18%." During the Class Period, certain loans that TPVG made came with equity "kickers," such as equity options in the form of warrants, and occasionally TPVG made direct equity investments. At all relevant times, however, the debt (loan) portions of TPGV's investment portfolio were far greater than the equity portions.

35.   TPVG's net asset value is essentially the value of its loans to, plus the value of its (significantly smaller) equity investments in. its Portfolio Companies. During the class period, anywhere from 86.3% (Q1 2022) to 90.6% (Q1 2023) of TPVG's investments at fair value were comprised of its loans to Portfolio Companies.

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[3]   One such co-investor is TriplePoint Private Venture Credit Inc. ("TPPVC"), an externally managed, closed-end, non-diversified management investment company incorporated in Maryland that has elected to be regulated as a business development company under the 1940 Act. TPPVC, like TPVG, was co-founded by Defendants Labe and Srivastava, is sponsored by TPC, is advised by TPA, and focuses on debt investments. Unlike TPVG, it targets a broader range of companies (lending to early, later, and venture growth stage start-ups) and is not publicly traded.

B.   The Role of TPVG's Adviser

36.   As noted above, TPVG's investments are guided by its "Adviser" – TriplePoint Advisers LLC, referred to herein as "TPA." In its 2022 Form 10-K, TPVG represented that it "make[s] investments that [TPA]'s senior investment team believes have a low probability of loss due to their expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity." TPA is a wholly owned subsidiary of TPVG's sponsor, TPC. Like TPC and TPVG, TPA was co-founded by Defendants Labe and Srivastava, who together comprise TPA's Investment Committee and lead TPA's senior investment team.

37.   TPA "is responsible for sourcing, reviewing and structuring investment opportunities for [TPVG], underwriting and performing due diligence on [TPVG's] investments and monitoring [TPVG's] investment portfolio on an ongoing basis." TPA renders its services to TPVG pursuant to an investment advisory agreement, under which TPVG pays TPA a management fee equal to 1.75% of TPVG's investment assets. TPA also receives an incentive fee if certain conditions are met.[4]

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[4]   The details of TPA's incentive fee structure are set forth in TPVG's 2022 Form 10-K:

The incentive fee, which provides our Adviser with a share of the income that it generates for us, consists of two components—investment income and capital gains—which are largely independent of each other, with the result that one component may be payable even if the other is not payable.

Under the investment income component, we pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement. . . . [A]ny investment income incentive fee that is payable in a calendar quarter is limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle rate, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 minus (y) the cumulative incentive fees accrued and/or paid since March 5, 2014. . . .

Under the capital gains component of the incentive fee, we pay our Adviser at the end of each calendar year (or upon termination of the Investment Advisory Agreement) 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized losses through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.

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38.   In its 2022 Form 10-K, TPVG describes the services rendered by TPA under the Investment Advisory Agreement as follows:

> Subject to the overall supervision of our Board and in accordance with the 1940 Act, [TPA] manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, [TPA]:
>
> • determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
>
> • identifies, evaluates and negotiates the structure of the investments we make;
>
> • executes, closes, services and monitors the investments we make;
>
> • determines the securities and other assets that we will purchase, retain or sell;
>
> • performs due diligence on prospective investments; and
>
> • provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

39.   TPVG thus delegates the bulk of its operations to TPA. It is TPA that sets the "rigorous and established investment selection and underwriting criteria" which potential Portfolio Companies must meet before TPA will direct TPVG to invest in them, and it is TPA that exercises its judgment, in many cases, to determine whether these underwriting criteria are met. For example, according to TPVG's 2022 Form 10-K, whether or not a potential Portfolio Company has a "strong likelihood of raising additional equity capital or achieving an exit in the form of an initial public offering or sale" is determined by TPA "and its investment experience and history of investing in venture growth stage companies." Likewise, "the opinion of [TPA]'s senior investment team" can guide a determination as to whether or not a potential Portfolio Company has the requisite "meaningful enterprise value or the potential for meaningful growth in enterprise value relative to the size of [TPVG's] investment."

40.   TPVG's 2022 Form 10-K further states that TPA evaluates "both qualitative and quantitative analysis and assessment" as part of its "rigorous diligence and credit analysis process." Its due diligence process "typically includes visits by [a TPA professional] to a prospective borrower's headquarters and other facilities, interviews with key management and board members

and reference checks on senior management," and "may include discussions with key industry research analysts, other industry participants, customers and suppliers, where appropriate." A TPA professional "also typically reviews the prospective borrower's organizational documents and structure, capital structure, assets, liabilities, employee plans, key customer or supplier contracts, legal and tax matters and other relevant legal documentation" before preparing and submitting "a detailed credit and due diligence memorandum describing and analyzing the proposed transaction, as well as the outcome of the diligence and credit analysis activities," to TPA's Investment Committee and senior investment team in advance of their meetings.

41.   The ultimate determination as to whether or not TPVG will invest in a potential Portfolio Company is made by Defendants Labe and Srivastava: "The Investment Committee, comprised of Mr. Labe and Mr. Srivastava, who are also members of the Adviser's senior investment team, holds votes to approve any proposed investment transaction, including follow-on investments."

C.   **The Ongoing Monitoring and Management of TPVG's Investments in the Portfolio Companies**

42.   Defendants Labe and Srivastava, in their TPA capacities, also continuously monitor TPVG's portfolio investments. For example, as described in TPVG's 2022 Form 10-K, as part of its "active portfolio management process," TPA evaluates qualitative and quantitative metrics (like "the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital") and "maintains dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure matters."

43.   The monitoring process includes having a dedicated team of TPA employees assigned to each Portfolio Company, with one member of the team responsible for "review[ing] the [Portfolio Company's] various financial statements, compliance reports and other documents received from [the Portfolio Company] on a monthly or quarterly basis, as well as any publicly filed financing statements, such as UCC financing statements and press releases," all of which that

1 team member enters "into [TPA]'s proprietary client-management platform for review by the rest

2 of the Portfolio Company Team."

3   44.   The team's findings are then presented to TPA's management, as TPA's

4 "Investment Committee [*i.e.*, Defendants Labe and Strivastava] and [TPA's] senior investment

5 team review material events and information on [TPVG's] borrowers and discuss in detail those

6 borrowers that are performing below expectations" on a weekly basis. Portfolio Companies are

7 all subject to "an extensive re-evaluation" on a quarterly basis, which results in the preparation of

8 a "portfolio update" that addresses key topics like "timing/status of the next equity financing

9 round, cash balance and burn rate, financial and operational progress, and covenant adherence."

10 Moreover, "[a]ll of these meetings are typically ***attended by one or more members of our***

11 ***Adviser's Investment Committee*** [*i.e.*, Defendants Labe and Srivastava], senior investment team

12 and the Portfolio Company Team for the specific borrower being reviewed."

13   45.   With respect to struggling Portfolio Companies, TPA engages in more direct

14 intervention:

> If the outlook for a borrower, its industry or a borrower's available cash balance or
> credit rating is materially deteriorating, or there is material downturn in the
> borrower's standing since our last review, we change the standing of the borrower
> on our Credit Watch List . . . Originations and Investment and Credit Analysis
> Professionals contact the borrower and its venture capital investors to discuss and
> understand any changes. . . . ***[TPA then] assesses each borrower on our Credit***
> ***Watch List and . . . determines the appropriate course of action***, including
> decisions to enforce our rights and remedies, modify or waive a provision of our
> investments, declare a default, request early pay-off, or wait for an external event,
> such as an acquisition or financing, to restructure a secured loan or receive
> additional consideration in the form of fees or warrant investments. ***In a worst-***
> ***case scenario, a member of our Portfolio Company Team sells collateral with the***
> ***help of management, repossesses and auctions assets or negotiates and structures***
> ***other potential outcomes***.

23   46.   Other portions of TPVG's 2022 Form 10-K further confirms that Defendants Labe

24 and Srivastava could also play an active role in the management and direction of the Portfolio

25 Companies themselves. For example, the Form 10-K discloses that "the principals of [TPA] may

26 be called upon to provide and currently do provide significant managerial assistance to portfolio

27 companies and other investment vehicles which are managed by [TPA]."

28

47.   Defendants Labe and Srivastava are also kept regularly apprised of matters relating to TPVG's Portfolio Companies in their capacities as members of TPVG's board of directors. Per TPVG's 2022 Form 10-K, TPA provides TPVG's board of directors with "the most recent and available information" on the Portfolio Companies as part of the valuation process, "which generally includes industry outlook, capitalization, financial statements and projected financial results of each portfolio company."

48.   TPA, Labe, and Srivastava's extensive access to information contained in the Portfolio Companies' financials and to their other relevant business information (including budgets, operating plans and updates on material operational contingencies) is confirmed by provisions contained in a growth capital loan agreement to which TPVG and Underground Enterprises, Inc. (a Portfolio Company) were parties,[5] and which Plaintiff believes contains TPVG's standard loan conditions. Based on this document, and in line with TPVG's public representations regarding how TPVG obtained insight into its Portfolio Companies' business and financial condition, it appears that TPVG's standard loan agreements contain, in words or substance, the following standard loan conditions:

[12(a)](viii) **Financial Statements**. Each of You [*i.e.*, the borrower(s)] will provide ***monthly and yearly financial statements*** in accordance with Section 18(c) of this Agreement, and such financial statements will include ***reports of any material contingencies*** (including commencement of any material litigation by or against You) or any other occurrence that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

. . .

[18(c)](i) **Financial Statements.**

(A) Within thirty (30) days after the end of each month, each of You will provide Us [*i.e.*, the lenders, including TPVG, and the collateral agent collectively] with (1) an unaudited income statement, statement of cash flows, and an unaudited balance sheet prepared in accordance with GAAP (except for the absence of footnotes and subject to year-end adjustments) accompanied by a report detailing any material contingencies, and (2) ***copies of all board packages delivered to the board of directors*** of any of You in connection with board meetings or otherwise.

(B) Within one hundred eighty (180) days of the end of each fiscal year end, each of You will provide Us with audited financial statements accompanied

---

[5]   The growth capital loan agreement was obtained from the bankruptcy court file in *In re Phoeno Wine Company, Inc.*, Case No. 23-10554, ECF No. 170-1 (Bankr. D. Del. Sept. 6, 2023).

by an audit report and an unqualified opinion of the independent certified public accountants.

(C) Within thirty (30) days prior to the end of each fiscal year, each of You will provide Us a ***budget and business plan*** for the next fiscal year.

(D) Each of You will provide Us ***any additional information (including, but not limited to, tax returns, income statements, balance sheets and names of principal creditors) as We reasonably believe are necessary to evaluate the continuing ability of each of You to meet Your financial obligations to Us.***

The loan agreement also contains a provision entitling the lender's collateral agent to request audits and inspections with reasonable notice.

49.   The terms set forth above, in words or substance, were standard terms of TPVG's lending arrangements, and included in all of its funding agreements with each of its Portfolio Companies.

50.   In addition to highlighting the wealth of financial and business information which Portfolio Companies are required to provide TriplePoint,[6] the loan agreement for Underground Enterprises also serves as an example of TriplePoint's "co-investment" model. For example, the cited loan agreement included was between Underground Enterprises as "Lead Borrower," TTPVC (a private TriplePoint affiliate with a similar, though not identical, business model as TPVG's, *see* fn. 3 above) as "collateral agent," and three affiliated TriplePoint lenders, which included not only TPVG, but also TPPVC (as both lender and collateral agent) and TriplePoint Venture Lending Fund, LLC. TPA actually signed the agreement on behalf of all three lenders in its capacity as investment adviser for each.[7]

51.   The loan agreement makes clear that the borrower is to provide "Us" – defined as the "Lenders and Collateral Agent, collectively" – with the requisite information. Accordingly,

---

[6]   From time to time, the term "TriplePoint" is used herein to refer collectively to all TPVG-affiliated lenders on a given transaction where more than one TPVG-affiliated TriplePoint entity (in addition to TPVG) lent money to or otherwise invested in a Portfolio Company. In those instances, where possible, this Complaint also endeavors to separately identify the dollar amount of TPGV's share in the transaction, even though the total deal value may have been greater because of the participation of other TriplePoint entities.

[7]   Between the bankruptcy filings and TPVG's SEC filings, it appears that TriplePoint-affiliated companies collectively loaned $8 million to Underground Enterprises, of which $6 million was loaned by TPVG.

15

1   inasmuch as TPVG would often join with one or more other affiliated TriplePoint entities

2   (including but not limited to TPC) in making loans to a given Portfolio Company, regardless of

3   which TriplePoint-affiliated entity might serve as collateral agent on a given deal, as a practical

4   matter TPVG (and the Individual Defendants) would have had the same ability to compel audits

5   of and obtain information from the Portfolio Companies in which TPVG invested as any other

6   TriplePoint entity, if not directly then via a collateral agent that TriplePoint also controlled.

7   **D.   TPVG's Assessment and Public Disclosures of the Value of Its Loans
                to Portfolio Companies**

8

9   52.   TPVG periodically discloses certain summary information regarding the health and

10 collectability of its various Portfolio Company loans. During the Class Period, that information

11 was primarily provided in the form of quarterly statements of each loan's fair value in TPVG's

12 quarterly 10-Qs, and in updates provided in TPVG's quarterly earnings releases and as

13 supplemented by commentary provided during quarterly conference calls, regarding the credit risk

14 "categories" that had been assigned to such loans.

15   53.   With respect to the credit risk categories, TPVG's 2022 Form 10-K states that TPA

16 "utilizes an extensive internal credit tracking and monitoring approach to regularly follow a

17 borrower's actual financial performance and achievement of business-related milestones to ensure

18 that the internal risk rating assigned to each borrower is appropriate."

19   54.   TPVG's "internal risk ratings" are reflected in each Portfolio Company's "credit

20 risk category," with each Portfolio Company being assigned one of the following categories by

21 TPA "[c]onsistent with TPC's existing policies." The categories are as follows:

22

Category	Definition	Action Item
Clear (1)	Performing above expectations and/or strong financial or enterprise profile, value or coverage.	Review quarterly.
White (2)[8]	Performing at expectations and/or reasonably close to it. Reasonable financial or enterprise profile, value or coverage. Generally, all new loans are initially graded White (2).	Contact portfolio company periodically; in no event less than quarterly.

23

24

25

26

27

28

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[8]   Per TPVG's 2022 Form 10-K, "all new loans are generally assigned a rating of 2."

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

Yellow (3)	Performing generally below expectations and/or some proactive concern. Adequate financial or enterprise profile, value or coverage.	Contact portfolio company monthly or more frequently as determined by our Adviser's Investment Committee; contact venture capital investors.
Orange (4)	Needs close attention due to performance materially below expectations, weak financial and/or enterprise profile, concern regarding additional capital or exit equivalent.	Contact portfolio company weekly or more frequently as determined by our Adviser's Investment Committee; contact venture capital investors regularly; our Adviser forms a workout group to minimize risk of loss.
Red (5)	Serious concern/trouble due to pending or actual default or equivalent. May experience partial and/or full loss.	Maximize value from assets.

55.   TPA purportedly evaluates each Portfolio Company's assigned category on a quarterly basis, and TPVG reports quarterly on the distribution of Portfolio Companies in each category (by number and aggregate loan amounts) every quarter. For example, in its Q1 2022 Form 10-Q, TPVG reported that 7% of its total debt investments, representing four Portfolio Companies, were rated as Clear (1); 85.1% of its total loans to 40 Portfolio Companies were rated White (2); 6.5% of the total and three Companies were rated Yellow (3); 1.4% and one Portfolio Company was rated Orange (4); and none were rated Red (5). Although the category assigned to each Portfolio Company is not regularly reported, current category assignments can typically be tracked by tracing comments made in TPVG's quarterly conference calls (when TPVG management most often discloses the name of a Portfolio Company – *i.e.*, when its credit risk category – by default White (2) at initiation – is either upgraded or downgraded.

56.   Each quarter, TPVG reports the fair value of both its loan and equity investments. According to its 2022 Form 10-K, TPVG "value[s] substantially all of [its] investments at fair value as determined in good faith by [TPVG's] Board pursuant to a consistent valuation policy in accordance with the provisions" of relevant Generally Accepted Accounting Principles (GAAP). For those investments for which a market price is not readily available – which was the case for all of TPVG's loan investments during the Class Period and the vast majority of TPVG's equity investments – TPVG represents that its board makes the determination "with the assistance of [TPA] and [at times] and independent valuation agents." On an annual basis, the "valuation for

each portfolio investment" is "generally reviewed . . . by an independent third-party valuation firm in accordance with [TPVG's] valuation policy."

57.   TPVG's 2022 Form 10-K further represents that "[w]ith respect to investments for which market quotations are not readily available, the Board undertakes a multi-step valuation process each quarter." That process "begins with each [P]ortfolio [C]ompany or investment receiving a proposed valuation by [TPA]" prepared by TPA's internal valuation committee. TPVG's 10-K further represents that "[f]or at least 25% of the Portfolio Companies each quarter, an independent third-party valuation firm will provide an additional valuation recommendation," and "[TPA] and the independent third-party valuation firms, if applicable, then present their proposed valuations to [TPVG's] Valuation Committee and Board, and the Board makes a fair valuation determination for each portfolio investment that is to be fair valued."

58.   TPVG's 2022 Form 10-K further represents that the valuations provided by TPA and any independent third-party valuation firm(s) "incorporat[e] significant unobservable inputs, such as discounted cash flow models and other similar valuations techniques," and are based in part on "assumptions about how market participants would price the asset or liability in question." TPVG's 2022 Form 10-K further states that "such valuations, and particularly valuations of private companies, are inherently uncertain" and "require significant management judgment or estimation," but its most recent Form 10-K identifies specific criteria used in making those determinations:

> The types of factors that our Board takes into account in determining the fair value of our investments generally include, as appropriate, such factors as yield, maturity and measures of credit quality, the enterprise value of the company, the nature and realizable value of any collateral, the company's ability to make payments and its earnings and discounted cash flow, our assessment of the support of their venture capital investors, the markets in which the company does business, comparisons to similar publicly traded companies and other relevant factors.

59.   TPVG and TPA (and hence Defendants Labe and Srivastana) had extensive access to information from each Portfolio Company concerning each of these relevant valuation factors under the relevant loan agreements, which not only required each Portfolio Company to make regular and extensive disclosures of their private financial and business information, but which

18

1   also gave TPVG the power to obtain additional information through *ad hoc* information requests

2   and audit demands.

3   60.   In short, at all relevant times, TPVG and Defendants Labe and Srivastana – through

4   regularly monthly reporting requirements and their additional powers to obtain information – had

5   exceptional access to, and insight into, each of the Portfolio Companies' finances, business plans,

6   and any materially adverse events or contingencies that those Companies might face.

7   **II.   THE UNDISCLOSED ADVERSE FACTS**

8   61.   During the Class Period, Defendants repeatedly assured investors that they

9   maintained a high-quality portfolio of loans to the Portfolio Companies, reported consistently

10   strong net investment income, and each quarter identified only a very limited number (and dollar

11   value) of loans that needed to be "downgraded" under TPVG's own loan quality classifications.

12   62.   Unfortunately for investors, however, the condition of TPVG's portfolio was far

13   less rosy than what Defendants described. To the contrary, by the start of the Class Period,

14   numerous components of TPVG's portfolio had slid into a state of significant decay and were on

15   course to continue to spiral downwards to default, and the extent of that decay only became more

16   severe as the Class Period unfolded. And what was worse, even though in some cases TPVG may

17   have had the benefit of being a relatively senior lender, this was not always the case. With respect

18   to the loans in which TPVG was a junior creditor, in particular, TPVG would often eventually be

19   forced to either write down most (if not all) of those assets' value, or to reduce their credit risk

20   categories to increasingly low levels reflecting a far higher risk profile than what investors had

21   previously understood to be appropriate. In at least one case, Defendants managed to forestall the

22   necessity of recognizing losses on TPVG portfolio loans by arranging to have another Portfolio

23   Company purchase and assume the debts in bankruptcy court. As a result, throughout the Class

24   Period, Defendants deceived and misled the investing public as to the truth about its portfolio's

25   loan quality and the truth about TPVG's actual skill in being able to select "high quality"

26   investment opportunities – and causing the price of TPVG common stock to trade at fraudulently

27   inflated prices throughout the Class Period.

28

19

63.   As detailed in the following section, Plaintiffs' factual investigation to date has identified numerous specific examples of Portfolio Company investments made by TPVG which, unbeknownst to the public, had fallen into such a serious state of decay during the Class Period that they needed to be (but were not) (a) downgraded in TPVG's quarterly disclosures of higher risk loans; (b) written down in value for purposes of TPVG's quarterly financial reporting; or (c) both. Although Plaintiffs' factual investigation is ongoing, the following are examples of soured transactions whose material decay was concealed and hidden, in whole or in substantial part, from investors during the Class Period.

A.   Medly Health, Inc.

64.   Portfolio Company Medly Health ("Medly") began as a series of pharmacies geared towards specialized prescriptions and digital operations. Medly's last round of venture capital equity funding, a Series B round that raised $100 million, closed on July 14, 2020.

65.   TPVG, TPPVC, and TPC entered into a growth capital loan agreement with Medly on November 20, 2020. TPVG's portion of this initial loan deal was two $5 million loans (each with an interest rate of prime + 8.75% and with an End of Term ("EOT") payment due December 31, 2023). Although TPVG had repeatedly represented to its investors that most of its growth capital loans were "senior secured," TPVG's initial loans totaling $10 million were made expressly subject to a subordination agreement which subordinated TPVG's loans to a preexisting $20 million loan made to Medly by Silicon Valley Bank ("SVB").[9]

66.   Moreover, at the time TriplePoint and TPVG made these loans, Medly was already operating at a substantial monthly loss. As Medly's CEO explained in the context of Medly's subsequent bankruptcy, "[t]he expenses associated with [Medly's] digital pharmacy, especially

---

[9]   Medly's obligations under the SVB Loan Agreement were secured by first priority liens on (a) the Debtors' goods, accounts (including health-care receivables), equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, intellectual property, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and all books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing, and (b) Medly's intellectual property.

those required for the IP systems build out and labor costs, grossly exceeded revenues generated by the business," and by August 2021 Medly's digital pharmacy operations had been "los[ing] an average of $12-14 million ***each month*** for over a year" – *i.e.*, since at least August 2020 (three months ***before*** TPVG made its initial $10 million in loans).

67.   Moreover, Medly's cash flow problems only worsened when, in January 2022, it acquired a second business line: namely, a chain of pharmacies operating under the name "Pharmaca."   Pharmaca catered largely to individuals interested in whole-being health and wellness (and emphasized vitamins, supplements and other products geared to helping customers live a healthier lifestyle).

68.   A former Medly employee, who was a Vice President on the engineering side of the business, and who had been with the company for multiple years up until the month before it filed for bankruptcy, provided additional details on Medly's situation before and after the Pharmaca acquisition. The former Medly employee explained that Medly's CTO, Prasad Pola (to whom he had reported at one point in time), told the former employee that the debt portion of the $100 million of Series B funding that Medly had raised[10] was supposed to be used specifically to deliver on operations. As the former employee explained, Medly "had big overhead costs with buying drugs first before getting reimbursed," and was a "low margin" business which needed to operate in high volume and have heavy accounts to pay vendors and suppliers.   The ex-Medly employee went on to explain that CTO Pola had told him that Medly "used that debt [from the Series B round] to acquire Pharmaca and expand the footprint" of the business, even though the debt was not supposed to be used for acquisitions, only operating costs. The former employee recalled that the acquisition was settled by the beginning of 2022 leaving Medly "very thin on extra money." Although none of these circumstances would have been known to the investing public, they would have all been known to Defendants given Defendants' extensive access to Medly's internal business plans and financial information.

---

[10] Public sources confirm the amount of Medly's Series B financing round ($100 million) and that the round closed in July 2020.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

1   69.   Although Medly's cash drain continued – and was in fact exacerbated by what the

2 former Medly employee described as a "poorly thought-out acquisition" of Pharmaca – such that

3 Medly "never proved to be profitable," TPVG not only continued to report its existing $10 million

4 in loans at essentially full face value[11] throughout 2021 and into the second half of 2022, but TPVG

5 actually decided to loan an ***additional $20 million*** to Medly on March 25, 2022 at an even lower

6 interest rate of prime + 6.50%.

7   70.   Although Medly's survival was by now clearly dependent on its ability to raise

8 additional funding, in August 2022 (less than six months after TPVG's latest $20 million loan to

9 it), Medly suffered another serious setback when a deal for it to receive an additional $130 million

10 in funding (consisting of $100 million total in financing from MidCap Funding IV Trust and

11 TriplePoint entities, to be accompanied by a follow-on $30 million preferred equity funding) was

12 upset by MidCap's eleventh-hour decision to pull out, which caused the entire deal to collapse and

13 the contemplated additional $30 million funding round to fall through. As a result, Medly was left

14 suddenly short $130 million in funding it had expected to receive. It was also in August that, per

15 Medly's CEO in its bankruptcy filing, that "[Medly's] senior management became aware of certain

16 operational and accounting irregularities conducted by [Medly's] original founders and certain

17 other related individuals," which it then reported to Medly's board, which in turn then "terminated

18 the members of the [Medly] founders group who were involved in the improper activities" and

19 ousted the former CEO.

20   71.   After this fiasco, which Defendants would have learned about in close to real time,

21 TriplePoint entities including TPVG and other pre-existing Medly investors managed to quickly

22 cobble together a further round of $20 million in secured financing (of which TPVG provided

23 $4.286 million on August 29, 2022, at an interest rate of prime + 6.50%) to fund a restructuring

24 plan proposed to TriplePoint by Medly.

25

26 [11] Like the majority of TPVG's loans, its loans to Medly were at a floating interest rate (prime + 8.75% interest, in the
case of the initial two loans). The fair value of TPVG's floating-rate loans can be expected to fluctuate slightly from
27 quarter to quarter depending upon the prevailing interest rates. *De minimis* increases above or decreases below a
floating-rate loan's baseline fair value are likely attributable to interest rate changes as opposed to a reflection of the
28 loan's credit risk and/or collectability.

22

1   72.   As of late August 2022, therefore, Medly was in dire straits. As Medley's new

2 CEO testified in the company's later bankruptcy proceedings: "[f]or three and a half weeks,

3 [Medly had been] unable to purchase drugs with which to fill prescriptions. Sales plummeted by

4 eighty percent (80%). With [Medly was] unable to disburse necessary medications, many

5 customers simply took their prescriptions elsewhere so they could be timely filled." As a result,

6 between early August and early November 2022, *Medly terminated just over half of its workforce*.

7 Indeed, on September 14, 2022, a class action was filed against Medly under the federal and New

8 York State WARN Acts (29 U.S.C. §2101 *et seq.* and N.Y. Labor Code §§921 *et seq.*, respectively)

9 on behalf of all former Medly employees based on Medly's failure to provide the required advance

10 notice for the mass layoffs that had occurred on August 4 and 31, 2022. And although Defendants

11 were aware of all this as it was unfolding (and knew, *e.g.*, that TPVG's own latest funding

12 contribution was effectively part of a desperate attempt at funding a *restructuring plan* for Medly),

13 in its Q1, 2Q, and Q3 2022 filings TPVG continued to effectively report its original $30 million in

14 loans to Medly at close to their full face value, while valuing its new $4.286 million August loan

15 in its Q3 2022 filings at $4.030 million (for a barely perceptible reduction of roughly 5.8% on just

16 this one small loan).

17   73.   The deliberately deceptive nature of Defendants' reporting for these loans is further

18 evidenced by the fact that, even though TPVG's 10-Q for Q3 2022 – the quarter ending September

19 30, 2022, which was filed on November 2, 2022 - indicated that Medly's loans were still accruing

20 interest, TPVG put Medly's loans on nonaccrual as of October 1, 2022, the day *after* the quarter it

21 was reporting ended. Doing so enabled Defendants to delay acknowledging the problems at Medly

22 to investors. Moreover, TPVG's Q3 2022 10-Q (filed November 2, 2022) had just a single

23 sentence on Medly in its discussion of recent portfolio company activity, which read: "On

24 November 1, 2022, the Company received preliminary information regarding certain recent

25 negative developments at portfolio company Medly Health Inc., which we believe could result in

26 a future credit rating downgrade of their outstanding loans." But this statement was, at a minimum,

27 materially misleading on its face, as the evidence generated in Medly's subsequent bankruptcy

28 shows that TPVG had learned of "recent negative developments" warranting a *significant*

23

1 downgrading (if not complete write-off) of the entire $34.286 million in Medly loans *by August*

2 *2022 at the latest*. Similarly, Defendant Srivastava's comments at TPVG's November 2 earnings

3 conference call (which noted that Medly had been downgraded from a "satisfactory" category 2 to

4 a "performing below expectations" category 3 credit risk rating, and that the developments of

5 November 1 "*m[ight]*" result in a future downgrade of the Medly loans in the 4th quarter) were

6 also materially false and/or misleading. Moreover, they were calculated to further forestall the

7 disclosure of the truth about the Medly loans and TPVG's past history of materially overstating its

8 Portfolio Companies' actual creditworthiness.

9   74.   Medly filed for bankruptcy on December 9, 2022. The first day bankruptcy filings

10 simply confirmed what Defendants already knew – namely that Medly was in desperate need of

11 cash and had "an urgent and immediate need for access to funds . . . to have sufficient liquidity to

12 operate [its] business and satisfy accruing administrative obligations pending the sale process and

13 ultimate outcome" of the bankruptcy, without which Medly "would not be able to continue [its]

14 business operations and would be forced to shut down and file" for a no-asset bankruptcy *under*

15 *Chapter 7*.

16   75.   On December 12, 2022, TPVG filed an 8-K that disclosed Medly's bankruptcy as

17 well as the fact that it expected to (belatedly) downgrade all of its Medly loans from credit risk

18 category 3 (Yellow) to 5 (Red).

19   76.   In its 10-K for FY 2022, which was filed in March 2023, TPVG recorded the full

20 amount of its pre-bankruptcy loans ($34 million) as realized losses.

21   **B.   The Pill Club**

22   77.   The Pill Club was a telehealth medical service company prescribing and shipping

23 contraceptives. The entire process occurred virtually from the patient's perspective, but The Pill

24 Club also owned two nationally licensed pharmacies operating out of two physical pharmacy

25 locations which filled prescriptions and billed pharmacy insurance on behalf of patients.

26   78.   By the time TPVG made a funding commitment to The Pill Club in 2021, the

27 company had been in trouble for years. For example, a *qui tam* action alleging serious misconduct

28

24

1 against The Pill Club and its affiliates had been filed in March 2019,[12] and The Pill Club had been

2 under criminal investigation by multiple authorities since December 2018. In the *qui tam* action,

3 the plaintiffs alleged that the Pill Club and its principals had engaged in a scheme since at least

4 May 2016 to enrich themselves and defraud California's Medicaid program (Medi-Cal) and

5 various private health care insurance providers in at least 37 other states of millions of dollars.

6 More specifically:

7
8 Relators allege, among other things, that since at least May 2016, Defendants have engaged in a scheme to defraud millions of dollars from the California Medicaid program, Medi-Cal, and private health care insurance providers in at least 38 states, including California. . . .

9
10 To enrich themselves at the expense of Medi-Cal and private health care insurers, Relators allege Defendants knowingly instructed nurse practitioners to diagnose and write an unmanageable number of prescriptions and refills for patients where those nurse practitioners: (1) had no supervising doctor; (2) had no supervising doctor licensed in California; (3) had no way to contact a supervising doctor, if one existed; (4) had no proper standardized procedures or protocols; (5) spent far less time than required assessing, diagnosing and prescribing, and/or (6) if a supervising doctor did exist, the nurse practitioners outnumbered the doctors so that the doctors would have had to supervise more than four nurse practitioners at any given time.

11
12
13
14 79.   After the *qui tam* action's filing, the California Department of Justice Department

15 of Medi-Cal Fraud and Elder Abuse ("DMFEA") and the California Department of Insurance

16 ("CDI") initiated even broader civil investigations into misconduct at The Pill Club, including for

17 violations of the Stark Act and other similar statutes prohibiting self-referrals; failures to meet

18 telemedicine requirements; inappropriate billing practices, including upcoding; providing

19 "worthless services of no medical value"; using unlicensed out-of-state personnel to treat

20 California patients; inadequate supervision of nursing staff; and billing for certain products without

21 patient knowledge. The Pill Club became aware of the scope of the respective sets of civil

22 investigations by no later than early February 2021, although the *qui tam* action was not unsealed

23 until later. The Pill Club became aware of the criminal investigations in April 2021.

24 80.   In the final quarter of 2021, TPVG signed a term sheet that committed it to loan

25 The Pill Club up to $20 million, though The Pill Club did not immediately draw on that funding.

26
27
28 [12]   *See State of California ex rel. Happy Baumann v. The Pill Club Holdings, Inc.*, Case No. 34-2019-00253324 (Sacramento Cnty. Super. Ct.).

1   By the time The Pill Club *did* draw on its funding from TPVG in August 2022, (1) The Pill Club

2   had made presentations to the DMFEA on the issues under investigation in late 2021; (2) the

3   DMFEA had sent The Pill Club a 30-page document which outlined DMFEA's theories of liability,

4   supporting evidence, and significant damages; (3) the DMFEA, after determining that pre-

5   litigation settlement was unlikely, had informed The Pill Club in April 2022 of both the *qui tam*

6   action and of DMFEA's intent to intervene in it; and (4) the parties had tried to settle the claims at

7   a mediation in June 2022.

8   81.   Nonetheless, on August 5, 2022, TPVG funded a \$20 million loan to The Pill Club

9   at prime + 6.75% (5.25% EOT payment and maturing on August 31, 2024). Given the loan

10 agreement's terms (which almost certainly would have required The Pill Club to disclose "any

11 material litigation by or against You" at any point after it signed the term sheet, based on the

12 language in the Underground Enterprises loan agreement discussed above), TPVG would have

13 known of at least the pending civil investigations by this time, but it nonetheless proceeded with

14 the funding.

15   82.   Following a mediation in October 2022, the Pill Club reached a settlement in

16 principle with the DMFEA and the *qui tam* action was largely unsealed in January 2023. At the

17 same time, the DMFEA's, CDI's, and *qui tam* plaintiffs' claims against The Pill Club were

18 formally settled with the DMFEA receiving \$15 million[13] and the CDI receiving \$3.275 million.[14]

19 The DMFEA settlement was publicly announced by the California Attorney General on February

20 7, 2023.[15] These settlement amounts were on top of the \$13 million in legal fees The Pill Club

21 paid to its attorneys related to the *qui tam* action and investigations.

22   83.   According to a later bankruptcy declaration filed by The Pill Club's CEO, after

23 these settlements became public, "several key partners terminated their contracts" with The Pill

24

25 [13]   https://oag.ca.gov/system/files/attachments/press-docs/TPC%20Fully%20Executed%20Settlement%20

26 Agreement%20%281%29.pdf.

   [14]   https://www.insurance.ca.gov/0250-insurers/0500-legal-info/upload/Pill-Club-Settlement-and-Release-

27 Agreement.pdf.

   [15]   https://oag.ca.gov/news/press-releases/attorney-general-bonta-announces-15-million-settlement-against-

28 silicon-valley.

1 Club, resulting in a projected 60% loss in revenue. Additionally, in March 2023, (1) a "key

2 partner" of The Pill Club served a dispute notice on The Pill Club that alleged that its misconduct

3 constituted a breach of contract that would result in more than $50 million in damages; and (2)

4 The Pill Club received a Civil Investigative Demand from Michigan's Attorney General relating

5 to its investigation of issues similar to those raised by the California authorities.

6   84.   On April 20, 2023, The Pill Club filed for bankruptcy. The Pill Club's CEO

7 admitted in her first day declaration that there was a "looming cloud of legal actions" (including

8 those described above) based on potential and/or existing investigations and litigations in other

9 states which could "cast a shadow over [The Pill Club's] plans to expand into new business lines,

10 to obtain additional financing, or to engage in any strategic transactions in the future." She added

11 that The Pill Club was "concerned that the valuation of their assets and their company m[ight] be

12 negatively impacted for years to come by this impending threat."

13   85.   Although TPVG would have been well aware of the sordid allegations concerning

14 The Pill Club and the likelihood – if not inevitability – of its bankruptcy from no later than August

15 2022 when it went ahead with its $20 million loan to it, in its 10-K for the year ended December

16 31, 2022, TPVG continued to report the fair value of that loan at effectively its full face value, and

17 continued to do so in its financial statements as of the end of Q1 2023 (the quarter ended March

18 31, 2023).

19   86.   In its May 3, 2023 Q1 2023 earnings call, Defendant Srivastava acknowledged The

20 Pill Club's bankruptcy and described it as "an ongoing situation," adding that "we expect more

21 developments to occur in the near term that could result in substantial or full recovery of our loan."

22 This was an apparent reference to a stalking horse bidder[16] apparently put up by TriplePoint. The

23 stalking horse bidder's only proffered "purchase price" was its assumption of all of The Pill Club's

24 combined $35.5 million in liabilities to the TriplePoint entities. At the end of the process, The Pill

25 Club's "assets" (such as they were) were purchased by a special purpose entity controlled by

26

27 _____

    [16]   A "stalking horse" bidder is the initial bidder in a bankruptcy with whom the debtor negotiates a purchase
28 agreement.

27

1 another TPVG Portfolio Company, Thirty Madison, Inc. (f/k/a NuRX), in exchange for the

2 assumption of The Pill Club's liabilities to TriplePoint – including TPVG's $20 million loan to

3 the company – and a purchase price of $300,000. Absent such an "inside deal" by what was, in

4 effect, a related party, it appears highly unlikely that TPVG would have been able to avoid writing

5 off most (if not all) of its $20 million investment in The Pill Club – and the only reason TriplePoint

6 and TPVG were able to secure such a sweetheart deal appears to be that The Pill Club was a

7 patently undesirable entity. Despite being marketed to more than 70 companies, with 13 signing

8 NDAs, it received no qualified bids other than the TriplePoint proxy's.

9   **C.**   **Hi.Q**

10   87.   Hi.Q Inc. is the parent company of Health IQ, which was in the life insurance

11 brokerage business (its business model was pitching lower rates to "health conscious individuals")

12 as of TPVG's initial December 2018 $13.25 million loan to it at an interest rate of 11.00%,

13 maturing June 30, 2023.

14   88.   Hi.Q completely changed its business in 2019, when it switched to selling Medicare

15 Advantage plans as a Medicare broker, using customers' health records to recommend healthcare

16 plans tailored to their needs. While a dramatic change in a company's business model is rarely a

17 good omen for a company's prospects, TPVG did not discount or otherwise downgrade its loan to

18 Hi.Q for years, only doing so at the very end of the Class Period.

19   89.   Though Hi.Q was a self-described "AI platform," it operated according to a fairly

20 straightforward and established business model as a Medicare broker. Like a typical third-party

21 Medicare broker, in order to obtain clients, Hi.Q had to cold-call consumers ("leads") who were

22 identified to Hi.Q by external lead generators with which Hi.Q contracted.

23   90.   The telesales business is not without its pitfalls. Teleselling is significantly

24 circumscribed by the Telephone Consumer Protection Act (the "TCPA"), which, among other

25 things, prohibits telemarketers from making pre-recorded telemarketing calls and from calling

26 consumer phone numbers registered on the national Do Not Call ("DNC") registry.

27

28

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

91.   In November 2020, a TCPA class action was filed against Hi.Q in California (*Pettis v. Health IQ Insurance Services, Inc.*, Case No. 5:20-cv-08190 in N.D. Cal.),[17] alleging rampant violations of the TCPA (including the placement of pre-recorded telemarketing calls and calls to consumers on the DNC registry). Another TCPA class action was filed against Hi.Q in December 2020 (*Johnson v. Health IQ Insurance Services, Inc.*, Case No. 1:20-cv-07522 in N.D. Ill.),[18] which alleged that Hi.Q made unsolicited calls to consumers, including after recipients had asked Hi.Q to cease contacting them.

92.   Despite these early warning signals, less than two weeks after this second class action was filed, TPVG made a second loan to Hi.Q of $6.868 million at an interest rate of prime + 7.50%, with a 1.00% EOT payment, maturing on August 31, 2025.

93.   Two more TCPA class actions were brought against TPVG in June 2021: one in Oklahoma (*Tyner v. Hi.Q*, Case No. 5:21-cv-00608 in W.D. Okla.) and another in California (*Hoy v. Hi.Q*, Case No. 3:21-cv-04875 in N.D. Cal.),[19] and a fifth TCPA class action was filed in Pennsylvania in October 2021 (*Dobbs v. Health IQ Ins. Services, Inc.*, Case No. 5:21-cv-05276 in E.D. Pa.),[20] followed by a sixth action in February 2022 (*Norris v. Health IQ Ins.Services, Inc.*, Case No. 3:22-cv-01236 in N.D. Cal.)[21] and a seventh in March 2022 (*Marsh v. Health Ins. Services, Inc.*, Case No. 2:22-cv-00431 in D. Nev.). And in May 2022, yet another TCPA class action (the eighth up to that point) was filed against Hi.Q in Florida (*Taylor v. Hi.Q, Inc.*, Case No. 8:22-cv-01155 in M.D. Fla.).[22]

94.   Moreover, as would come out in its later bankruptcy proceeding, Hi.Q was in enough distress in late 2021 that it apparently retained a restructuring firm – Drive Train LLC ("Drive Train") – to help it try to reorganize its business for a fee of $6.5 million (for which Drive

---

[17]   The *Pettis* case was voluntarily dismissed with prejudice in April 2021, suggesting a settlement.

[18]   The *Johnson* case settled in January 2021 and was subsequently dismissed with prejudice.

[19]   Both cases were still active at the time Hi.Q filed for bankruptcy in August 2023.

[20]   The *Dobbs* case was ultimately compelled to arbitration in mid-2022.

[21]   *Norris* settled in May 2022.

[22]   *Taylor* was settled in April 2023.

29

1   Train was given a first priority lien against payment). Defendants would almost certainly have

2   been aware of such a retention, because TriplePoint and TPVG would have needed to agree to

3   subordinate their preexisting secured debt for Drive Train to obtain a higher priority lien on its

4   debt.

5   95.   Although Hi.Q was clearly struggling to operate a compliant telesales business –

6   and had agreed to spend a large sum to retain the services of a restructuring firm – TPVG

7   nonetheless continued to report its roughly $20 million in loans to Hi.Q in 2021 at effectively their

8   full face value, and did so throughout the Class Period. TPVG even made a further $5 million loan

9   to Hi.Q on May 6, 2022 at an interest rate of prime + 8.00%, with a 5.00% EOT payment, maturing

10 May 31, 2025.

11   96.   By no later than late 2022 (and despite Drive Train's apparent best efforts), Hi.Q

12 was struggling to keep its doors open. For example, according to a litigation declaration filed by

13 the CEO of a HiQ vendor, Hi.Q's CEO commented at a meeting in or around late November 2022

14 that "that Hi.Q should increase the services it obtained since Hi.Q would 'not be here' by the time

15 invoices were due, or at a minimum, would not be paying of its vendors."

16   97.   Hi.Q was still litigating a number of the TCPA class actions around this time,

17 including the *Tyner* class action, where its motion for summary judgment was denied on December

18 7, 2022. Hi.Q began mass layoffs the very next day, with some sources suggesting Hi.Q had gone

19 from having nearly 1,000 employees to just 30 – not nearly enough for Hi.Q to continue any

20 semblance of operations. Former employees filed suits under the WARN Act against Hi.Q on

21 December 19 and 20, 2022, based on Hi.Q's failure to provide sufficient notice before the mass

22 layoffs (*see Evans v. Hi.Q, Inc.*, Case No. 3:22-cv-01400, and *Quiles v. Hi.Q, Inc.*, Case No. 5:22-

23 cv-00669, both in M.D. Fla.).[23]

24   98.   On December 9, the day after the mass layoffs began, Hi.Q's CFO and CEO/co-

25 founder participated in a call with a vendor, Quote Velocity, LLC, where this senior Hi.Q official

26 was reported as saying that "his 'hands were tied'" and "that Health IQ was not hitting its financial

27

28 _____
    [23]   Both suits were sent to arbitration soon thereafter.

1 targets and the economics of the Medicare business were very challenging." Later that month, the

2 same official purportedly wrote an email to Hi.Q's investors updating them on the company's

3 condition, and writing: "***I am very sorry that I lost your money***."

4   99.   On December 16, Quote Velocity sued Hi.Q for non-payment of nearly $7 million

5 in unpaid invoices (*Quote Velocity, LLC v. Hi.Q, Inc.*, Case No. 22CV408665, Cal. Super., Santa

6 Clara Cty). It would be the first of many lawsuits which would be filed against Hi.Q by disgruntled

7 vendors in late 2022 and early 2023, as shown below:

8   a) December 19, 2022: *Call Criteria LLC v. Health IQ Insurance Services, Inc.*, Case No. 22VECV02459 in Los Angeles County.

9

10   b) December 22, 2022: *WeCall Media, Inc. v. Hi.Q, Inc.*, Case No. 22CV409028 in Santa Clara County Superior Court, for more than $2 million in unpaid invoices.

11   c) December 27, 2022: *Transparent BPO LLC v. Hi.Q, Inc.*, Case No. N22C-12-229 in Delaware Superior Court, for more than $500,000 in unpaid invoices.

12

13   d) January 11, 2023: *Assure Media LLC v. Hi.Q, Inc.*, Case No. 2023CA000238 in Florida State Court, for nearly $1 million in unpaid invoices.

14   e) January 12, 2023: *GlobalCom BPO Services, LLC v. Hi.Q, Inc.*, Case No. ATL-L-000065-23 in New Jersey State Court, for more than $400,000 in unpaid invoices.[24]

15

16   f) January 25, 2023: *CCI Enterprises DMCC v. Hi.Q, Inc.*, Case No. 1:23-cv-00090 in D. Del., for more than $600,000 in unpaid invoices.

17   g) February 3, 2023: *Innovative Employee Solutions Inc. v. Health IQ Inc.*, Case No. 37-2023-00004945 in San Diego Superior Court.

18

19   h) February 7, 2023: *TalentCrowd LLC v. Health IQ Insurance Services, Inc.*, Case No. 23CV411126 in Santa Clara County Superior Court, for more than $120,000 in unpaid invoices.

20   100.   Additionally, the same day the *WeCall Media* lawsuit was filed on December 22,

21 2022, Quote Velocity filed an *ex parte* application for a writ of attachment of Hi.Q's assets based

22 on Hi.Q's alleged inability to pay a judgment.

23   101.   TPVG and Defendants Labe and Srivastana were undoubtedly aware of Hi.Q's

24 precarious financial situation long before the December layoffs and lawsuits began given their

25 access to Hi.Q's financial and other inside information under the terms of TPVG's loan agreements

26

27 _____

[24]   The case was dismissed on jurisdictional grounds and refiled in Delaware on April 3, 2023. *See GlobalCom*

28 *BPO Services, LLC v. HealthIQ*, Case No. N23C-04-017 in Delaware Superior Court.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

1   with the company. Any suggestion that Defendants were not aware at the time of TPVG's Form

2   10-K was filed on March 1, 2023 of Hi.Q's mounting problems is dispelled by a review of the

3   docket in the *Quote Velocity* matter: Silicon Valley Bank, which had appeared in the *Quote*

4   *Velocity* matter to try and quash the writ of attachment filed by the plaintiff, filed a declaration

5   executed by TriplePoint Capital's CEO, Kevin Thorne, on February 7, 2023 in support of its

6   motion to quash.

7   102.   Even though Hi.Q had dismissed nearly its entire workforce, Hi.Q's CEO was

8   telling vendors it couldn't pay its invoices, and vendor lawsuits were beginning to mount, TPVG

9   reported the fair value of its $25.117 million in loans to Hi.Q as $22.598 million as of December

10 31, 2022 in its FY 2022 Form 10-K, which it filed on March 1, 2023. But this reduction in value

11 was essentially de minimis, and even as of the date of that filing TPVG had not put its Hi.Q's loans

12 on nonaccrual.

13   103.   In the March 1, 2023 earnings call for 4Q4 2022, Srivastava announced that Hi.Q

14 was being downgraded from its "performing at expectations" category 2 credit risk to a category

15 3 credit risk (assigned to companies "[p]erforming generally below expectations," but with an

16 "[a]dequate financial or enterprise profile, value or coverage").   Srivastava stated that the

17 downgrade was "due to developments in [Hi.Q's] strategic financing processes" and not (as was

18 actually the case) the effective cessation of Hi.Q as a going concern.

19   104.   After that earnings call, on March 8, 2023, a ninth (at least) TCPA class action was

20 filed against Hi.Q in California (*TalentCrowd LLC v. Health IQ Insurance Services, Inc.*, Case

21 No. 23CV411126, Cal Super., Santa Clara County). And at least an additional seven lawsuits were

22 filed after that point by vendors on which Hi.Q had defaulted:

23   a) March 16, 2023: *Propio LS LLC v. Hi.Q, Inc.*, Case No. 23CV01406 in Kansas State Court.

24   b) March 20, 2023: *Osceola Lead Generation Holdings, LLC v. Hi.Q, Inc.*, Case No.
            23CV413255 in Santa Clara Superior Court, for more than $280,000 in unpaid invoices.

25

26   c) March 28, 2023: *Barrington Media Group, LLC v. Hi.Q, Inc.*, Case No.
            AANCV236050661S in Connecticut State Court, for more than $1 million in unpaid
            invoices.

27

28   d) March 30, 2023: *AllianceOne Receivables Management, Inc. v. Hi.Q, Inc.*, Case No.
            23STCV07069 in Los Angeles County Superior Court, for nearly $250,000 in unpaid
            invoices.

32

e) April 18, 2023: *Six Eleven Global Services and Solutions Inc. v. Hi.Q Inc.*, Case No. 23CV414738 in Santa Clara County Superior Court, for nearly $350,000 in unpaid invoices.

f) April 24, 2023: *Nexton Advanced Engineering Services LLC v. Health IQ, Inc.*, Case No. 23CV415070 in Santa Clara County Superior Court, for more than $200,000 in unpaid invoices.

g) April 25, 2023: *My Health Angel LLC v. Hi.Q, Inc.*, Case No. 23CV415886, Santa Clara County Superior Court.

105.   Yet even in its 10-Q for Q1 2023 (the quarter ended March 31, 2023), which was filed on May 3, 2023, TPVG reported the fair value of its $25.117 million in loans to Hi.Q as $17.948 million – only a 28.5% discount. It did, however, put Hi.Q's loans on nonaccrual as of March 31, 2023.

106.   On the earnings call for that quarter, Defendants Srivastava finally announced that Hi.Q was being downgraded from category 3 to category 4 ("Needs close attention due to performance materially below expectations, weak financial and/or enterprise profile, concern regarding additional capital or exit equivalent.") and that it was "continu[ing] to navigate through challenges in our sectors and businesses as well as developments in our strategic financing processes." In short, even when disclosing the existence of "challenges" at HiQ, Defendants could not help but continue to try to conceal the true nature and extent of its gravely serious problems.

107.   Since then, the lawsuits against Hi.Q have only continued to roll in from Hi.Q's unpaid vendors, including:

a) May 9, 2023: *Qualstaff Resources v. Health IQ, Inc.*, Case No. 23CV416011 in Santa Clara County Superior Court, for just under $30,000 in unpaid invoices.

b) May 17, 2023: *EBUS Inc. v. Hi.Q, Inc.*, Case No. 23CV416415 in Santa Clara County Superior Court, for roughly $470,000 in unpaid invoices.

c) May 18, 2023: *Creditors Adjustment Bureau, Inc. v. Health IQ Insurance Services, Inc.*, Case No. CGC-23-606600 in San Francisco County Superior Court, for approximately $600,000 in unpaid invoices.

d) July 19, 2023: *CDW Direct, LLC v. Health IQ Insurance Services, Inc.*, Case No. 2023L007163 in Cook County, Illinois, for more than $1.1 million in unpaid invoices.

108.   On August 30, 2023, Hi.Q filed for a no-asset bankruptcy under Chapter 7. In its petition, Hi.Q estimated that it had assets between $1 and $10 million and ***liabilities between $100 and $500 million***. Its bankruptcy filings also revealed that Hi.Q was making staggeringly little

money while racking up its enormous debts. Indeed, in all of 2021, Hi.Q's gross revenue was apparently only $7,490,240.19, and in 2022 its gross revenue was apparently only $8,642,621.88. As of its bankruptcy filing, it reported its gross revenue for 2023 through August as only $4,745,950.24, and it reported its assets on hand as only $1,345,376.96. The bankruptcy filings also revealed that – once again – TPVG was not even a "senior secured" lender, and had at best a second priority lien behind a $250,000 bank letter of credit and a first-priority lien of $6.5 million on a loan incurred in December 2021, secured by "[a]ll assets of the entity," and held by DASIR, LLC (*i.e.*, Drive Train). It also appears based on filings in the bankruptcy that SVB was able to repossess some of Hi.Q's intellectual property (valued at $4.5 million) that was pledged to secure its loans ahead of TPVG.[25] In its 10-Q for 3Q 2023, filed on November 1, 2023, TPVG finally wrote off its loans to Hi.Q in full.

D.   VanMoof

109.   VanMoof is a global bicycle manufacturer headquartered in the Netherlands and founded in 2005 in Amsterdam by two brothers. VanMoof started with a line of traditional bikes before later moving exclusively to e-bikes. VanMoof has teams in more than 20 cities worldwide, including New York, Berlin, Taipei, Paris and London.

110.   TPVG made its first investment in VanMoof B.V., the parent company, in February 2021: a $8.654 million loan at a fixed 9.00% interest rate, 3.50% EOT payment, maturing January 31, 2025, the fair value of which it reported as $8.155 million in its Q1 2021 10-Q. TPVG made a second investment in May 2021: a $4.37 million loan, 9.00% interest rate, 3.50% EOT payment, maturing May 31, 2025). TPVG reported the fair value of the combined $13.024 million loans as $12.426 million as of 2Q 2021, after which, in January 2022, TPVG made a third loan to VanMoof for $2.011 million on the same terms.

---

[25]   The board resolutions included in the bankruptcy filing indicate that another creditor, Leadenhall, was "in the process of acquiring the loans made by Silicon Valley Bank (the 'SVB Loan') to [Hi.Q] and it[s] subsidiaries in order to realize on the collateral securing the SVB Loan," which may be why the SVB loan was not listed as a liability. And Leadenhall, though not a direct creditor, appears to have had a security interest in one of Hi.Q's subsidiary's receivables. In sum, TriplePoint and TPVG were apparently fourth in line behind more senior HiQ lenders.

34

111. While VanMoof bikes have received a number of design awards, its bikes have also suffered from known defects and long waits for repairs (VanMoof uses only its own parts, so all repairs must be made at VanMoof's own bicycle repair shops). Even with the boom in e-bike sales occasioned by the COVID-19 pandemic, VanMoof never became close to being profitable. The company's most recent financial statements (which were for the year ending December 31, 2021, and which were first filed in the Netherlands in January 2023) (the "2021 VanMoof Annual Report") show that VanMoof had net losses of €46.9 million in 2020 and €77.8 million in 2021, with the net losses projected for 2022 at roughly the same level as recorded in 2021. In other words, throughout the Class Period and even before, VanMoof wasn't just unprofitable – it was losing a staggering amount of money annually.

112. As Defendants knew or recklessly disregarded, VanMoof stayed afloat only through raising increasing amounts of money through debt and equity financings. TriplePoint affiliates provided a substantial amount of VanMoof's debt financing, making an aggregate loan commitment of €35 million to VanMoof on February 1, 2021.[26] While VanMoof raised enough total money in 2021 (€104.2 million) to cover its roughly €77.8 million in losses, the same was not true for 2022, when it was only able to raise €42.4 million (or €30 million less than its 2022 operating losses). In an update prefacing the 2021 VanMoof Annual Report (which was filed in January 2023), VanMoof's co-founders acknowledged:

> Because of the losses in the past and the forecasted negative cash flows, the uncertainty in obtaining external funding and the uncertainty in reaching the forecasted revenues and cost of sales, there remains an uncertainty that may cast doubt upon ***the Company's ability to continue as a going concern through Q1 2023*** and therefore whether the Company will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

113. TPVG would have known as much well before the 2021 VanMoof Annual Report was filed, because TPVG would have been intimately familiar with VanMoof's financial condition at all relevant times as a result of the information VanMoof was required to provide to TriplePoint

[26] VanMoof drew on this loan commitment in increments on February 1, 2021 (€20 million), in May 2021 (€10 million), and in early 2022 (€5 million), with the draw dates generally corresponding to the funding dates TPVG reported in its SEC filings as the dates when TPVG funded its pieces of the broader TriplePoint commitment.

35

1 under TriplePoint's standard loan agreements, including in the form of financial statements. Yet,

2 even as the deterioration in VanMoof's financial condition was accelerating in the second half of

3 2022 – to the point that it was asking its suppliers to defer payment –TriplePoint entities lent

4 VanMoof an additional €10.5 million in an effort to forestall total disaster.[27] As VanMoof's

5 bankruptcy trustee later acknowledged, however, this emergency funding only "allowed

6 [VanMoof] to address its cash flow problems for a short period of time," and it was "clear [at that

7 time] that additional financing would be needed to bridge the gap between [VanMoof's] liabilities

8 and revenue."

9   114.   On January 22, 2023, the Dutch publication *Het Financieele Dagblad* ("HFD")

10 published an article referencing some of VanMoof's financial woes, and reporting some of what

11 TriplePoint and TPVG undoubtedly already knew –including that VanMoof's accountant had

12 refused to sign the company's preliminary 2022 financial statements because of "material

13 uncertainty" about VanMoof's ability to secure the additional financing needed for it to continue,

14 and that VanMoof had asked its suppliers to agree to deferred payment of their invoices until it

15 obtained new financing.

16   115.   Yet even at this late date, rather than coming "clean" as to VanMoof's rapidly

17 declining financial condition and imminent risk of collapse, TPVG instead made four additional

18 "growth capital loans" totaling roughly $4 million to VanMoof in the first quarter of 2023. And

19 on the March 1, 2023 earnings call to discuss TPVG's 4Q 2022 results, which took place shortly

20 after it made these additional loans to VanMoof, TPVG disclosed only that "VanMoof, an e-bike

21 company with a principal balance of $19 million" had been downgraded from a category 2 credit

22 risk to a category 3 credit risk.

23   116.   At all material times during the Class Period, however, Defendants knew or

24 reckless disregarded that VanMoof had lost, and was continuing to lose, enormous amount of

25 money; and Defendants certainly knew by no later than the fall of 2022 that (1) VanMoof had run

26

27   [27] Public filings in VanMoof's bankruptcy indicate TPVG acted as collateral agent on this financing, and TPVG's

28 SEC filings indicate that TPVG itself lent roughly $3.750 million of this amount on November 1 in the form of two revolver loans (at Prime + 4.75%, maturing on October 31, 2023) of $1.875 million.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

1   out of money; (2) it had only been saved from bankruptcy by TriplePoint's provision of emergency

2   funding; (3) this emergency funding was not a long-term fix, but merely a stopgap measure; and

3   (4) VanMoof remained in desperate need of "new investments and thus a structural solution," as

4   its bankruptcy trustee would later confirm. Accordingly, even Defendant Srivastava's belated

5   disclosure of "some" credit problems at VanMoof in conjunction with a modest credit category

6   downgrade for the VanMoof loans was itself further evidence of Defendants' evasions and intent

7   to conceal the nature and extent of the truth about TPVG's problem loans to VAnMoof until further

8   concealment simply became impossible (i.e., until later in 2023 after VanMoof had filed for

9   bankruptcy).

10   117.   Accordingly, it was not until May 2, 2023, when The Bear Cave published its

11 report, that TPVG investors finally began to get a more accurate sense of the dire extent of the

12 problems at VanMoof, alongside a sense of Defendants' past pattern (as further discussed

13 elsewhere herein) of consistently over-hyping the condition of TPVG's purportedly "high quality"

14 loan portfolio and concealing the nature and extent of the areas of significant decay in its portfolio

15 loans.

16   118.   Thereafter, on or around July 17, 2023, VanMoof B.V. filed for bankruptcy in the

17 Netherlands.[28] As of that filing, VanMoof owed roughly €77.9 million to TriplePoint, of which

18 approximately $23 million were direct loans made by TPVG itself. In its 2Q 2023 Form 10-Q

19 (filed August 2, 2023), TPVG finally marked down the value of the VanMoof loans dramatically,

20 giving them a fair value of only about $5.5 million. On the earnings call held later that day,

21 Defendant Srivastava described VanMoof's bankruptcy as "a particularly surprising and

22 disappointing outcome" – which itself was a false and misleading statement, given that (as

23 VanMoof's own financial statements confirm) there were serious questions about VanMoof's

24 "ability to continue as a going concern through Q1 2023" in January 2023 at the absolute latest,

25 and TPVG's active role in the desperate efforts to save VanMoof's business in late 2022 and early

26

27

28 ─────────────
[28] Separately, on August 18, 2023, VanMoof B.V. filed a bankruptcy petition in the United States asking the bankruptcy court to recognize the foreign bankruptcy under Chapter 15 of the Bankruptcy Code.

1   2023 would have given Defendants an even greater understanding of just how grave VanMoof's

2   situation was.

3   **E.   RenoRun**

4   119.   Like VanMoof, RenoRun also wound up in liquidation proceedings. Unlike

5   VanMoof, TPVG was able to recoup the principal amount of the money it loaned to RenoRun,

6   though it still lost out on the future interest payments, potential EOT payments and potentially

7   valuable equity kickers. As such, RenoRun serves as another example of TPVG's investment in

8   weak and unstable (rather than "quality" and "compelling") venture growth stage companies.

9   120.   RenoRun was a Canadian startup that created an e-commerce marketplace for the

10   delivery of building materials to construction sites. The company delivered building materials like

11   lumber, drywall, hardware, doors, and paint from local hardware stores and its own network of

12   warehouses to residential construction job sites, offering delivery in as short a time as two hours.

13   121.   TPVG made a growth capital loan of $2.25 million (at prime + 10.50%, 8.25% EOT

14   payment, maturing December 31, 2025) to RenoRun on December 30, 2021. That same day,

15   RenoRun also issued a $625,000 convertible note to TPVG (Prime + 4.00% interest rate, 7.25%

16   floor, maturing December 30, 2025).

17   122.   As reported by BetaKit, a Canadian news outlet covering startup news and tech

18   innovation, after receiving this loan RenoRun continued its efforts to expand its operations across

19   North America until it hit "roadblocks" in 2022. Those roadblocks began in the second quarter of

20   2022, by which point RenoRun was "a quarter and a half behind its planned unit economic

21   improvements despite pulling in higher-than-expected revenue," per BetaKit. Unit economics are

22   the revenues and costs associated with each unit of a business (e.g., a customer, product, or

23   service).

24   123.   Having fallen behind its targets, RenoRun decided to lay off 70 of its 600

25   employees, or roughly 12% of its workforce, across all of its departments in August 2022. At the

26   same time, RenoRun was struggling to pay its vendors, as reflected by a lawsuit filed by one vendor

27   that accused RenoRun of failing to pay $122,473 owed for work performed over the course of

28   2022. See OneMarket, LLC v. RenoRun US, Inc., Case No. 2023L000034 (Ill. Cir. Ct., Cook

1   Cnty. Jan. 3, 2023). Moreover, the first round of layoffs proved insufficient, causing RenoRun to

2   conduct a second, and far larger layoff in October 2022 – this time laying off 210 employees (43%

3   of its remaining staff) across the company, and including several company executives. Moreover,

4   in a letter to its employees, RenoRun admitted that "the business climate we are operating in has

5   fundamentally changed," and that "while our last reduction in force was necessary, it was not

6   sufficient in reducing the cost structure to the extent needed," resulting in the additional layoffs.

7   124.   BetaKit also reported that to stay afloat, RenoRun's board decided it needed to raise

8   external bridge financing but scrapped that plan after one of RenoRun's primary investors, Tiger

9   Global, decided not to invest. Three later attempts to raise bridge financing fell through due to

10   disagreements among RenoRun's existing investors,[29] and representatives of two of those

11   investors (Inovia Capital and Sozo Ventures), subsequently resigned from RenoRun's board in

12   January 2023.

13   125.   Once it became clear that "RenoRun's investors were not going to step up," per

14   BetaKit, the company "made its biggest round of layoffs to date." In February 2023 RenoRun fired

15   the majority of its remaining (and already much depleted) staff, leaving it with just 144 employees.

16   And as Betakit further reported:

17   Former employees that spoke with BetaKit expressed concerns that RenoRun
            would file for insolvency. They noted that in a town hall announcing the latest round
18   of cuts, the impression was that RenoRun might need to file for insolvency and
            there was talk of bringing in an outside accounting firm to handle the company's
19   financials.

20   126.   Although TPVG would have again had access to and reviewed ample information

21   about RenoRun's deteriorating condition and materially declining financial performance

22   beginning no later than mid-2022, throughout the Class Period TPVG consistently reported the

23   RenoRun loan and convertible at effectively face value.

24   127.   However, on March 27, 2023, after its attempts to acquire another startup or be

25   acquired by a long-time industry partner had failed, RenoRun filed a notice of its intention to try

26   to restructure the company under Canada's Bankruptcy and Insolvency Act. Per BetaKit, filings

27

28   ───────────────────────
     [29] Though TriplePoint was an existing investor, it is unclear whether TriplePoint was party to these negotiations.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

1   in the Canadian bankruptcy indicated that RenoRun owed approximately $55 million to its

2   creditors. By May 1, RenoRun had shut down its operations, but it was not until the publication

3   of The Bear Cave report on May 2, 2023, that TPVG investors were warned that RenoRun was yet

4   another example of a TPVG loan to an entity of dubious quality.

5   128.   In its 10-Q for Q1 2023, filed May 3, 2023, TPVG continued to value its $2.875

6   million investment in RenoRun at effectively face value, but for the first time – and belatedly –

7   disclosed on its earnings call later that day that TPVG was downgrading RenoRun from a category

8   2 (White) to category 3 (Yellow).

9   129.   In its 10-Q for Q2 2023 filed on August 2, 2023, TPVG put RenoRun's loan on

10 nonaccrual, and the $625,000 convertible note no longer appeared on its books. In the 10-Q for

11 Q3 2023, Defendant Srivastava also reported that TPVG had received $1.9 million from the

12 liquidation of RenoRun, and that it expected to recover the remaining $400,000 owed in 2024.

13   130.   Though RenoRun's bankruptcy did not result in a total loss for TPVG, TPVG's

14 failure to downgrade the credit risk categorization of its RenoRun loan at any point during the

15 Class Period – and the fact that it only downgraded RenoRun's credit risk category *after* the

16 Portfolio Company had initiated insolvency proceedings in Canada – is further evidence of (a)

17 Defendants' reckless disregard for accurately reporting on the true quality and condition of its

18 investment portfolio, and of the fraudulently misleading nature of its repeated assurances

19 concerning the purported "high quality" of the companies it invested in; and (b) Defendants'

20 pattern of failing to timely downgrade portfolio loans until events (like a public bankruptcy filing)

21 made it effectively impossible for even the Defendants to come up with any remotely credible

22 pretext to justify inaction. Even when forced to act, Defendants typically took the minimum

23 possible action that could be pretextually justified.

24   **F.**   **Capsule**

25   131.   Capsule is an online pharmacy startup based in New York that promises speedy

26 prescription-drug deliveries to its customers. TPVG made a growth capital loan of $15 million

27 (Prime+7.75%, 13.00% EOT payment, maturing December 31, 2024) to Capsule on December 30,

28 2020. Though Capsule continues to operate, since no later than the summer of 2022 there have

been serious questions about its profitability and long-term sustainability, none of which were reflected in TPVG's Class Period statements.

132.   Some of Capsule's problems stemmed from a major data breach resulting from a cyberattack in the spring of 2022. On May 27, 2022, Capsule began notifying as many as 27,486 customers whose private information had been comprised, and by June 2022 it had been hit with a class action alleging negligence and breach of contract, among other claims, related to the breach. *See Hamm v. Capsule Corp.*, Case No. 1:22-cv-05435 (S.D.N.Y.).[30] A second data breach class action was filed against it on August 25, 2022 (*J.L. v. Capsule Corp.*, Case No. 1:22-cv-07276 in S.D.N.Y.).[31]

133.   Capsule was also the subject of critical findings published by *The Information*, a technology industry-focused publication, that appeared on April 19, 2023, and which in turn, was referenced in the much more widely circulated Bear Cave report discussed in the "Truth Begins to Emerge" section below. As first reported in *The Information*, in August 2022 "Capsule customers in the city began experiencing dayslong delays in the delivery of medicines that in some cases were critical to their health." These problems resulted from Capsule's shift from a staffed facility in Manhattan to an automated facility in Harlem to fill its New York customers' prescriptions. Although the shift was meant to cut costs, it proved to be a disaster. Per *The Information*:

> [C]omplaints began pouring into online review sites about the pharmacy's service in New York as delays on customer orders mounted. "We're imploding and creating a mess with multiple failures on the same orders," a Capsule executive wrote in late September in an internal Slack channel devoted to the situation. While the automation project eventually helped reduce Capsule's costs for delivering orders in New York, as of early this year [2023] those results were far short of its goals, according to former employees and internal documents viewed by The Information.

134.   To make matters worse, during the third quarter of 2022 Capsule was also "facing a cash crunch" as "the fundraising environment for money-losing startups had soured," and Capsule's on-demand delivery competitors like CVS, Walgreens, and Amazon had "intensified their efforts to become bigger players in the home delivery of medications." In the months before

---

[30] The *Hamm* case was sent to arbitration on September 26, 2022.

[31] The *J.L.* plaintiff stipulated to binding arbitration in November 2022.

The Information exposé was distributed to its subscribers, Capsule had "laid off 15% of staff,

reduced operations in some cities, and shut down its service in at least two markets, Las Vegas and

Pittsburgh, according to five current and former employees." Per *The Information*, "*[t]he cuts*

were motivated by investors, who took issue with Capsule's high monthly cash burn—*between*

$10 million and $25 million a month throughout 2022" and "the company was seeking new

funding late last year, according to three people familiar with the matter."

135.   In the face of these serious allegations, throughout the Class Period, TPVG's

valuation of its $15 million loan remained at or above its face value, and was never downgraded

in category.   The Capsule loan nonetheless raises serious questions as to the accuracy of

Defendants' repeated characterizations of the TPVG loan portfolio's purportedly "high" credit

quality.

G.   Good Eggs

136.   Good Eggs is a startup delivering fresh produce and other groceries to consumers.

TPVG made its first loan to Good Eggs, for $6 million (Prime + 6.00% interest rate, 7.75% EOT

payment, maturing August 31, 2025), on August 12, 2021. It made a second loan of $7 million

(Prime + 5.25% interest rate, 6.00% EOT payment, maturing May 31, 2025) to Good Eggs on May

26, 2022. As part of the earlier 2021 loan agreement, TPVG also acquired 1,072,903 shares of

Good Eggs' preferred stock for $401,000.

137.   In 2022, according to a later article published in *The Information*, Good Eggs hired

an investment bank to sell the company to a third party. However, "no deal emerged other than

an offer by a special purpose acquisition company to take it public," at which point the company

was "out of other options." Good Eggs' failure to find a suitor may have been due, in part (as

reported by *The Information*), to Good Eggs' revenue falling by 18% in 2022, down to $86 million

in 2022 from $106 million in 2021.

138.   Ultimately, Good Eggs' need for new financing was so dire that, after failing to

find a buyer in 2022, it resorted to raising $7 million in equity in early 2023 based on a pre-

investment company valuation of just $15 million – which reflected a stunning *94%* devaluation

of the business from late 2020, when Good Eggs had raised $60 million in equity based on a pre-

1   investment valuation of $270 million. Moreover, the new financing came in the form of a "cram-

2   down or pay-to-play deal" that effectively wiped out earlier investors' stakes. (It did so by giving

3   the new equity investors liquidation preferences over earlier equity investors, such that if Good

4   Eggs' assets are ever liquidated, the new investors will receive twice the amount of their

5   investment before the old shareholders can divide up the remainder, if any). Although the writing

6   had already long been on the wall, TPVG had valued its preferred stock in Good Eggs at the

7   (ridiculous) value of $515,000 as of the end of Q3 2022. TPVG only marked down the value of

8   its equity holdings in Good Eggs (to a much more reasonable valuation of $32,000) in its 2022

9   Form 10-K, which it filed on March 1, 2023.

10   139.   TPVG's loans to Good Eggs were not immune to the company's woes. *The*

11   *Information* reported that Good Eggs had "$28 million in debt, including from Silicon Valley Bank

12   and TriplePoint Capital," but that in early 2023 it was able to strike a deal with its lenders that

13   "allow[ed] it to not make principal payments for the next 18 months and [which] lower[ed] its

14   interest payments more than 40%." That arrangement was ultimately reflected in TPVG's 10-Q

15   for Q1 2023, which showed that interest rates for its two loans to the Portfolio Company (which

16   had previously been prime + 6.00% and prime + 5.25%) had both been reset to Prime + only

17   *0.50%*.

18   140.   In sum, despite Good Eggs' deteriorating financial performance and desperate need

19   for more cash, and despite its equity valuation having fallen to only about $15 million as early as

20   January 2023 compared to its total debt of $28 million – which implied that TPVG (as holder of a

21   little less than half this debt) would only get about 50 cents on the dollar in a sale or liquidation of

22   the business – TPVG continued to value its $13 million in Good Eggs loans effectively at the face

23   value of their outstanding principal throughout the Class Period. Accordingly, it was not until the

24   publication of The Bear Cave report on May 2, 2023 (which warned TPVG investors of Good

25   Eggs' recent devaluation and continuing cash burn problems) that investors began to appreciate

26   that Good Eggs was also a troubled TPVG borrower, and another example of how Defendants had

27   repeatedly misled the market as to the "high quality" of its loan portfolio.

28

1

      H.   **Underground Enterprises**

2   141.   Underground Enterprises, Inc. d/b/a Underground Cellar, provided membership to

3 an online wine marketplace for discovering and buying premium wine that randomly rewarded

4 customers with free upgrades to rare and private-stash bottles from prestigious wineries. A

5 separate company, Phoeno Wine Company, Inc. (together with Underground Enterprises,

6 "Underground"), facilitated the purchase and storage of wine by Underground's retail customers.

7 Underground would store consumers' wine until consumers were ready to use their stored bottles,

8 at which point Underground would ship the wine to consumers for free.

9   142.   TPVG made its first growth capital loan of $2.25 million (Prime + 3.00%, 1.00%

10 EOT payment, maturing November 30, 2024) to Underground Enterprises on May 18, 2022.

11 TPVG then made a second loan to it of $1.5 million (Prime + 3.75%, 50% EOT payment, maturing

12 March 31, 2025) soon after on June 9, 2022, and a third of $2.25 million (Prime + 3.75%, 5.50%

13 EOT payment, maturing May 31, 2025) on August 5, 2022 – resulting in a total of $6 million in

14 loans.

15   143.   Underground Enterprises defaulted on its loan obligations to TPVG in April 2023

16 – less than one year after TPVG made its first loan to the Portfolio Company – though given all

17 the financial information about the Portfolio Companies available to Defendants, they undoubtedly

18 knew well beforehand that Underground was struggling.

19   144.   Indeed, filings from Underground Enterprises' and Phoeno Wine's bankruptcies

20 show that in 2021, Underground's (including Phoeno's) gross revenue was $19.4 million, and

21 $25.5 million in 2022. But when it filed for bankruptcy on May 1, 2023 – a third of the way

22 through the year – the combined entities' gross revenue for 2023 had plummeted to only $3.2

23 million (i.e., to a rate that was down 38%, and on track for total revenue of just $9.6 million for

24 the full year). Despite the dramatic decline in Underground's revenue, TPVG listed the fair value

25 of its $6 million in loans to Underground Enterprises at effectively the loans' outstanding principal

26 amount as of December 31, 2022 in its FY 2022 10-K, which was filed on March 1, 2023.

27   145.   On April 24, 2023, Underground announced on its website that it would no longer

28 be storing or delivering wine. On April 28, 2023, a class action lawsuit was filed against it alleging

1   that Underground was not delivering customers' paid-for wine on demand as promised (*Jensen v.*

2   *Underground Enterprises, Inc.*, Case No. 1:23-cv-00476 (D. Del.)); on May 1, 2023, the same day

3   that Underground Enterprises was served with the *Jensen* complaint, both it and Phoeno Wine

4   filed for bankruptcy.

5   146.   In its 10-Q for Q1 2023 filed on May 3, 2023, TPVG continued to report the fair

6   value (as of March 31, 2023) of its $6 million in loans to Underground as $5.855 million. Although

7   Underground, as of March 31, had not yet defaulted on its loan obligations to TPGV, publicly

8   ceased operations, or filed for bankruptcy, all three of these events had occurred by the time TPVG

9   made the filing in early May. TPVG's failure to write down the fair value of the loan under these

10   circumstances is stunning, and it defies credulity that TPVG had also failed to see this train-wreck

11   coming long before the first quarter of 2023. On the quarter's earnings call (by which time the

12   *Jensen* class action had already been pending for a month), Defendant Srivastava did not even

13   express surprise, stating simply that:

14   Underground Enterprises, an e-commerce retail with principal balance of $6
         million, was a downgrade [in the quarter] from Category 2 to Category 3 and has

15   filed for Chapter 7 bankruptcy protection. We provided an inventory-based
         financing facility to the company and look to recovery on our loan from the

16   underlying inventory as well as other potential asset sales, including the entire
         enterprise in IP.

17

       147.   However, by the end of second quarter on June 30, 2023, TPVG listed the fair value

18
   of its $6 million in Underground loans as $3.168 million, and as of September 30 it had further

19
   lowered that fair value to only $1.754 million – confirming that there was never any reason to

20
   think these loans were fully (or even close to fully) secured, or that the Underground loans were

21
   anything other than examples of poor credit quality in TPVG's portfolio throughout the Class

22
   Period.

23
      I.   **Demain/Luko**

24
       148.   Demain ES d/b/a Luko ("Luko"), which is based in France, offers digital home

25
   insurance in European markets. TPVG initially invested in Luko on December 28, 2021 with two

26
   growth capital loans (both Prime + 6.75% interest rate, 6.00% EOT payment, maturing December

27
   28, 2024) in the total amount of $10.204 million.

28

1   149.   Shortly after receiving these initial loans, Luko began acquiring companies,

2   specifically Coya, a German insurtech startup, in January 2022, and Unkle, a French company, in

3   an all-stock deal that closed in roughly March 2022. In April 2022, Luko took out at least one

4   additional loan from a non-TriplePoint lender (BNP Paribas) for around €1 million. TPVG then

5   made a third loan to Luko for $7.178 million (Prime + 7.75%, 6.00% EOT payment, maturing July

6   31, 2025) on August 4, 2022. In its Q3 2022 Form 10-Q, TPVG reported the fair value of its

7   combined $17.382 million in loans to Luko as $15.315 million.

8   150.   By late 2022, however, things were going very wrong at Luko. Specifically, Luko's

9   efforts to complete a new "Series C" round of funding from investors by the end of 2022 in the

10 amount of roughly €100 million had failed. And worse still for Luko, its failure to obtain Series

11 C funding triggered a clause in Luko's agreement to purchase Unkle that required Luko to pay

12 Unkle's shareholders €12 million in April 2023. Luko was unable to make the payment.

13   151.   Nonetheless, as of December 31, 2022, TPVG still reported the Luko loans at

14 effectively the full amount of their outstanding principal value in its 2022 10-K filed on March 1,

15 2023 (and actually increased from the previous quarter, with a reported fair value of $16.762

16 million). It reported the loans as having a fair value of $16.627 million as of March 31, 2023 in

17 its Q1 2023 Form 10-Q – even though, at the time TPVG made the filing on May 3, 2023, Luko

18 had already missed its payment to Unkle's shareholders. Instead, TPVG simply reported during

19 the Q1 2023 earnings call on May 3, 2023 that TPVG had downgraded Luko from category 2

20 (White) to a category 3 (Yellow) status "due to delays in its strategic financing processes."

21   152.   On June 10, 2023, Luko filed for a French "safeguard procedure" (designed for

22 companies that are not yet insolvent but are facing significant difficulties that may lead to

23 insolvency), reportedly looking to settle €45 million in debt. Four days later, on June 14, Luko's

24 founder and CEO announced its sale to Admiral Group. TechCrunch and other news outlets

25 reported a "rumored price tag of €11 million plus an additional €3 million tied to specific

26 milestones" – indicating that any equity value in Luko was far below the roughly €45 million that

27 it already owed its other lenders, including TPVG. Moreover, the Admiral Group deal ultimately

28 went off the rails when, per *L'Argus de L'Assurance*, BNP Paribas appeared in the French

1 proceedings to assert that it should be repaid before other creditors (including specifically TPVG

2 and other TriplePoint lenders), indicating that TPVG's Luko loans were not as senior or secured

3 as TPVG frequently claimed "most" of its loans were.

4   153.   In short, the Luko story is only further evidence of Defendants' Class Period

5 misrepresentations concerning the "high quality" of its loan portfolio, even though the full extent

6 of TPVG's losses on the deal have yet to be determined.

7   **J.**   **Untitled Labs/Made Renovation**

8   154.   Untitled Labs, d/b/a Made Renovation, was a bathroom remodeling company that

9 relied heavily on high-tech tools to allow its users to choose between a variety of bathroom

10 templates, and then paired them with in-house project managers who were supposed to help with

11 required permits, assign contractors, order the necessary materials, and offer updates and

12 assistance until the renovation was complete.

13   155.   TPVG made its first growth capital loan for $4.167 million (11.50% interest, 5.00%

14 EOT payment, maturing June 30, 2026) to Untitled Labs on June 23, 2022. A few months later,

15 on October 20, 2022, it made a second loan for $5.833 million (13.00% interest, 5.00% EOT

16 payment, maturing October 31, 2026).

17   156.   However, as would later be reported in an August 8, 2023 article published by

18 TechCrunch, Untitled Labs' business was a disaster. The article, entitled, "Made Renovation

19 promises 'tech-enabled' remodels; customers describe 'absolute nightmare,'" reported that even

20 the best "tech-enabled" features cannot account for the fact that any construction job will require

21 oversight, inventory management, and contractors – and that Untitled Labs customers complained

22 about being left to fend for themselves, being forced to store inventory until contractors were ready

23 to install it, and being matched with contractors who were unwilling to take the jobs on the terms

24 Untitled Labs had promised its customers. And on October 18, 2023, TechCrunch published a

25 second article on Untitled Labs entitled "Made Renovation, which intrigued, then infuriated, its

26 customers, is shutting down."

27   157.   The October 18 TechCrunch article also reprinted a letter sent to Untitled Labs'

28 shareholders by the company's newly appointed CEO:

To All MADE Shareholders:

This correspondence is to inform you that, effective October 10th, 2023, MADE Renovations ["MADE", the 'Company'] announced that it had received a formal Letter of Intent from a potential acquiror who seeks to purchase certain assets of the Company as quickly as possible.

Following this sale, the company intends to close the business, release all employees, and settle all affairs of the Company to the extent that resources and circumstances will allow.

Effective on the same date, the MADE Board of Directors engaged the services of Diablo Management Group ["DMG"], a nationally recognized turnaround and consulting firm, for the purpose of managing the company's sale of assets and business closure.[32]

I, Richard G. Couch, Chairman and CEO of DMG, have been appointed as CEO and the sole Director of MADE. With this action, all Officers of the Company have been released and all members of the Board have resigned, except Mr. Couch.

Although we are in active negotiations and planning with a potential purchaser, we cannot predict a successful outcome nor make any estimate of value at this time. Should this transaction not be completed, we will proceed with business cessation.

We are in the process of determining the total assets and liabilities of the Company. While this process is underway, cash resources have sufficiently diminished such that we have suspended payments on any past due obligations of the Company. We will provide updates on our progress as soon as possible.

158.   Throughout the Class Period, TPVG listed the fair value of its $10 million of Untitled Labs loans at effectively the full value of their outstanding principal balance – but in TPVG's 10-Q for 2Q 2023, TPVG had slashed their fair value to $4.633 million. Given that companies rarely collapse without any significant advance warning to those with access to the kind of inside information that Defendants had – and given the evidence that Untitled Labs' business was unable to ever reach the stage of simply being able to deliver a reliable product or service to its customers – the inference is strong that Defendants were also aware of (or at minimum recklessly disregarded) the actual (poor) condition of Untitled Labs and TPVG's loans thereto at some point in 2022 – and TPVG's quick and substantial mark-down of the loans' value at the end of the 2Q 2023 only confirms that TPVG was well aware that its loans to Untitled Labs were of questionable value, and that the company had little (if any) equity value to cover its outstanding debt to TPVG (or other creditors)..

---

[32] Diablo Management Group's website lists TriplePoint as a client.

48

K.   Mind Candy

159.   Mind Candy Ltd. is a British company that launched in 2008 and offered a massively multiplayer online role-playing game aimed at children aged 6-12 called "Moshi Monsters." The game was popular for a few years, reaching peak popularity in 2012 before beginning to decline in 2013.

160.   TPVG made its first loan to Mind Candy on June 25, 2014 – a growth capital loan of $10 million (12.00% interest rate, 9.50% EOT payment, maturing June 30, 2017) – at a time when Moshi Monsters was already on the downswing.

161.   Mind Candy thereafter went through some very difficult times, flirting with a rumored bankruptcy and causing TPVG to restructure and extend the terms of its original 2014 loan. After its close brush with bankruptcy, Mind Candy rebranded as Moshi Kids and pivoted to a new product: an app designed for children to promote mindfulness and sleep – and in TPVG's 10-K for FY 2018, filed March 6, 2019, TPVG reduced the fair value of TPVG's now-$10.441 million loan[33] to only $6.789 million. The loan would be restructured again in 2019, with a new maturity date of June 30, 2022. The other terms remained the same (11.00% PIK, 3.00% cash, 9.50% EOT payment), but the outstanding principal balance was now $12.458 million.

162.   In early 2020, Mind Candy raised an additional $12 million from investors, which included a further $1.004 million loan from TPVG (9.00% PIK interest, maturing March 31, 2023). The terms of the original loan were also changed to a 12.00% PIK interest rate soon after, and TPVG made another loan for $1.003 million to Mind Candy on December 21, 2020. In its 10-Q that TPVG filed for Q1 2022 on May 4, 2022, TPVG listed the fair value of its now-$18.98 million in loans to Mind Candy as $18.767 million.

163.   By no later than the middle of 2022, however, Mind Candy had descended to its most precarious state yet. Indeed, on January 16, 2023, the UK's *Daily Telegraph* published an article entitled, "Baby sleep app developer in crunch talks over £13 million loan." The *Telegraph* reported:

---

[33] Because the loan was on PIK interest, the principal balance rose as interest accrued and was added to it.

49

Mind Candy, the developer of the Moshi Sleep app used by more than one million parents, must repay a £13.7m loan to financier Triple[P]oint Capital by March. . . . [The Moshi Sleep] app focuse[s] on helping children nod off featuring stories and lullabies. It has been downloaded more than one million times and subscriptions cost £7.99 per month. ***However, the company is still loss-making, according to its latest accounts.***

Losses narrowed in 2021 to £4.2m from £6.9m the previous year.   Revenues increased slightly to £5.3m. . . . Mind Candy previously avoided collapse in 2017 after renegotiating the terms of its loan with Triple[P]oint. In 2020, it raised an extra $12m (£10m) from investors.

But in its most recent accounts signed off on Dec 19, its auditors PwC warned the future of the company was in doubt if talks with lenders failed.

PwC said: "Based on cash flow projections to Dec 31 2023, the company requires further cash injections in order to continue in operational existence and will also not be able to repay the original Triple[P]oint Capital loan by its due date of March 2023."

164.   Despite the fact that Mind Candy was – by its auditor's own admission – unable to repay TPVG's (since-renegotiated) 2014 loan to it on the existing terms,[34] throughout the Class Period, TPVG continued to list the fair value of its combined loans to Mind Candy at effectively the face value of their outstanding principal balance. Accordingly, it was not until the publication of another commentator's report on TPVG's precarious finances, which was published after The Bear Cave report on the same day, that TPVG investors were warned about the risks posed by its exposure to Mind Candy:

Mind Candy (now called Moshi Kids) is a loan that TPVG restructured in 2017 to go payment-in-kind (i.e. accrued and deferred) interest at 12%. This appears to have started as a $6.5 million loan and has now grown to $20 million in exposure given 5-6 years of accruing yet unpaid interest. TPVG holds this loan at a fair value of $19 million (i.e. expecting a full repayment based on management's current assessment and no impairment). Looking closer, Moshi Kids hasn't raised more than £1.7 million since April 2020, generates £5.3 million in annual revenue (growing 15%, whilst burning £3 million per year) and has 40 employees. The Company's directors stated in the 2021 annual report that to sign off as a going concern the loan will need to be restructured. To think that the current expectation from TPVG management is full repayment of the £19 million loan to this small low-growth unprofitable consumer company is worrying.

---

[34] TPVG's most recent filing at the time the *Telegraph* article was published (the 10-Q for 3Q 2022) still listed the maturity date for the original loan as October 31, 2022; the second-oldest loan, which now had an outstanding principal balance of $1.26 million, had a maturity date of March 31, 2023, however. It is unclear whether the *Telegraph* confused or conflated the first two loans, or whether TPVG had already informally (or otherwise) extended the maturity date of the first loan to match the second by this point.

50

1   165.   In TPVG's 10-Q for Q2 2023, which was filed on August 2, 2023 – i.e., the month

2 before the earlier two of TPVG's three loans to Mind Candy were set to mature (the third loan was

3 still set to mature on December 31, 2023) – TPVG listed the fair value of its now-$21.978 million

4 in loans to Mind Candy as $18.695 million, and in its 10-Q for 3Q 2023 filed on November 1,

5 2023, TPVG reported that the maturity dates for all three loans had been extended to March 31,

6 2024.

7   166.   In sum, Mind Candy is a company with a checkered past and with no proven ability

8 to fully repay the roughly $22 million in loans it owes to TPVG – and as such, it is another example

9 of TPVG's significant exposure during the Class Period to a decidedly non-"high quality"

10 company.

11   **L.   Modsy/Pencil & Pixel**

12   167.   Pencil & Pixel, d/b/a Modsy, was an online interior design platform that allowed

13 its customers to work with an interior designer to conduct virtual room remodels using Modsy's

14 proprietary software. Customers would then have the option to purchase the furniture in their

15 virtual room directly from Modsy.

16   168.   TPVG invested twice in Modsy in 2020: once in March, with a growth capital loan

17 for $10 million at an interest rate of 11.75% (7.00% EOT payment, maturing on March 31, 2024)

18 and once in December, with a growth capital loan for $5 million at an interest rate of 10.25%

19 (6.25% EOT payment, maturing on December 31, 2024). Prior to the start of the Class Period,

20 Modsy had encountered a number of hurdles. Among them were the supply chain disruptions

21 caused by the pandemic, which continued into 2021 as Modsy's partners struggled to fil furniture

22 orders, according to a piece posted by TechCrunch entitled, "Modsy brings a fresh eye to interior

23 design – and its own operations."

24   169.   In its Form 10-Q for Q1 2022, which TPVG filed on May 4, 2022, TPVG reported

25 the fair value of its loans to Modsy as $10.363 million and $5.044 million.

26   170.   Less than two months later, in June 2022, news outlets in the startup space began

27 reporting that Modsy was winding down its business. TechCrunch published an article on June

28 29, 2022 entitled, "Modsy shuts down design services, cutting roles and disrupting orders," which

51

1 described the supply chain disruptions and earlier layoffs at Modsy in 2020 which Modsy's CEO

2 reported were made in "an effort to maintain a sustainable business" during the "unprecedented

3 circumstances" of the COVID-19 pandemic. According to subsequent reporting by TechCrunch

4 in a July 17, 2022 article entitled, "Modsy quietly shut down while some customers were still

5 awaiting refunds," Modsy's CEO claimed the shut-down was the result of "[c]apital constraints

6 and uncertain market conditions," which forced the company to cease operations on July 6. From

7 there, per TechCrunch, Modsy and its assets went through an abbreviated insolvency proceeding

8 outside of bankruptcy that wiped out any equity stakes in the company. TPVG was one such equity

9 stakeholder. In its Q1 2022 filings, TPVG reported that it had purchased $199,000 of Modsy

10 Preferred Stock, the fair value of which it reported as $170,000. The next quarter, it reported the

11 stock's value as $0.

12   171. Companies do not become insolvent overnight. But until TPVG downgraded

13 Modsy to category 5 (Red) with the filing of its Q2 2022 Form 10-Q filed on August 3, 2022,

14 Modsy was apparently rated as category 2 (White). Srivastava stated on the earnings call for that

15 quarter, which occurred on the same day, that TPVG downgraded Modsy "as a result of its formal

16 M&A process falling apart at the last minute and the company selling its assets here in Q3." TPVG

17 wrote off $12.75 million of its combined $15 million in loans to Modsy, and per subsequent filings,

18 it recovered the remaining $2.25 million that it disclosed as its expected recovery in Q2 2022. As

19 Defendants did with other Portfolio Companies' "sudden" deterioration, Srivastava categorized

20 Modsy's collapse as "a sudden and isolated event related to specific facts and circumstances

21 around Modsy and its M&A process. When it was evident that the expected transaction would not

22 happen, we explored the alternatives and concluded this was the best outcome to minimize the loss

23 and put the matter behind us."

24   **M.**   **Luminary (Roli)**

25   172. Roli, Ltd. is a London-based music technology company known for its high-tech

26 musical instruments, particularly its flagship product, the ROLI Seaboard: a synthesizer controller

27 based on the piano keyboard. TPVG began loaning money to Roli in May 2018, and continued

28 making a variety of loans – both growth capital and revolver, at varying interest rates and terms –

1 to it in the following years. Though Roli's products had some devoted followers, its products were

2 not achieving mainstream success. Beginning in its Q2 2019 Form 10-Q, TPVG put Roli's loans

3 on nonaccrual, even as TPVG made additional loans to the Portfolio Company. By its Q2 2020

4 earnings call in August 2020, TPVG was publicly stating that Roli's credit risk category was 4

5 (Orange). By 2Q 2021, the interest rates for all of TPVG's debt investments in Roli (with the

6 exception of one convertible note for $2.252 million, the fair value of which TPVG reported as

7 $0) had switched from normal interest to PIK interest, and the loans all remained on nonaccrual.

8   173.   Roli's financial condition continued to deteriorate after that point, with the

9 company filing for administration (similar, but not identical, to bankruptcy) under U.K. business

10 law at the start of September 2021. Roli emerged from the administration process as a new

11 company, Luminary Roli, that was helmed by Roli's founder and which continued to carry Roli

12 products. Unfortunately for Roli shareholders (including TPVG, which had purchased $644,000

13 worth of shares in Roli), however, their equity stakes in the company were wiped out in the

14 transition.

15   174.   TPVG's investments in Roli, though they carried over to the new entity (Luminary

16 Roli Ltd.) looked radically different. Instead of eight growth capital loans, three revolvers, and

17 one convertible note with a combined outstanding principal balance of $31.27 million, TPVG now

18 had one growth capital loan – no interest, no EOT payment – for $35.491 million on nonaccrual

19 maturing on August 31, 2026. On the quarter's earnings call, Defendant Srivastava pitched this

20 outcome as a "success[]," with TPVG's loan "assumed in full, including full end-of-term

21 payments" (presumably incorporated from the previous loan, as the reconstituted loan did not list

22 EOT payments in its terms) "and accrued interest." Despite this "successful" outcome, Srivastava

23 also stated that "based on these events, [TPVG] recorded an $8 million unrealized loss against our

24 prior loan fair values during the quarter," though he made sure to end on a positive note, adding

25 that "we believe they [Luminary Roli] are now in the best position they have been in some time."

26   175.   Roli did not proceed to perform as TPVG hoped, however. TPVG proceeded to

27 write down the fair value of its $35.492 million growth capital loan to Roli down to $9.896 million

28 (down from a fair value of $14.544 million in the quarter immediately following the restructuring

1   of the loans) as of Q1 2022. By Q1 2023 – the end of the Class Period, and a full calendar year

2   later – TPVG was reporting the fair value of its loan to Roli as $9.319 million. Its fair value was

3   effectively unchanged, even though the loan itself was not providing any value to TPVG on an

4   ongoing basis; based on TPVG's public filings, it does not appear the loan is generating interest

5   (either regular or PIK) and there is no EOT payment listed. In other words, Roli apparently has

6   no obligations under the terms of the new loan until that loan matures on August 31, 2026, a

7   situation that undoubtedly inures to Roli's favor. It has some benefits for Defendants, too,

8   however: it allows them to avoid being forced into a scenario where they would need to write down

9   or write off the loan, and acknowledge that Roli was a far weaker enterprise than their public

10 statements and filings reflect.

11   **N.   Other Companies**

12   176.   In its November 1, 2023 earnings call for Q3 2023, TPVG also disclosed a number

13 of credit downgrades. Three e-commerce companies – Dia Styling, Outdoor Voices, and Nakdcom

14 One World, with a combined outstanding principal balance of $19.4 million and a combined total

15 fair value of $19.7 million – were downgraded from category 2 to category 3.   Srivastava

16 explained:

17   During the third quarter, certain of our e-commerce and consumer portfolio
            companies experienced continued challenges as they manage through ongoing
18   market and sector-specific issues, including negative consumer sentiment,
            increasing customer acquisition costs, lower-than-expected revenue during the
19   summer, higher than normal levels of inventory and continued impact of inflation
            on their cost of goods sold, in addition to developments in their runway extension
20   efforts, path to profitability and strategic efforts.

21   177.   Srivastava also announced that TPVG was downgrading the credit ratings of two

22 other e-commerce companies, Project 1920 d/b/a SENREVE and Mystery Tackle Box d/b/a Catch

23 Co. with a combined total principal balance of $9 million and a combined total fair value of $7.6

24 million, from category 3 to category 4, "also due to these developments this quarter." Though not

25 announced, both companies' loans were put on nonaccrual as of Q3 2023.

26

27

28

1   **III.   FALSE AND MISLEADING STATEMENTS AND OMISSIONS**

2   **A.   Q1 2022**

3   178.   Defendants' false and misleading statements began at the start of the Class Period,

4   when TPVG filed its Form 10-Q for Q1 2022 on May 4, 2022. Concurrent with that filing, TPVG

5   issued a press release (the "Q1 2022 Press Release") announcing the Company's Q1 2022 results,

6   which reported, *inter alia*, (a) that the fair market value of TPVG's investments as of the end of

7   that quarter was $806.447,000; and (b) that TPVG had recorded $4,737,000 in net unrealized

8   losses on its investments, and net investment income of $13,547,000, for that quarter.

9   179.   The Q1 2022 Press Release repeatedly emphasized the quality of its Portfolio

10   Company investments and the credit quality of TPVG's loan portfolio. It quoted Defendant Labe

11   as stating, in relevant part:

12   We are off to a great start in 2022, over-earning our quarterly dividend, hitting our
         funding target, and increasing our portfolio yield, ***while maintaining high credit***
13   ***quality,***" said [Defendant] Labe. . . .   "The venture capital ecosystem remains
         active, our pipeline is growing, and we are experiencing robust demand for our debt
14   financing solutions from ***high-quality venture growth stage companies***."

15   180.   With respect to the Portfolio Companies' credit quality, the Q1 2022 Press Release

16   also stated as follows:

17   The Company maintains a credit watch list with portfolio companies placed into
         one of five credit categories, with Clear, or 1, being the highest rated and red, or 5,
18   being the lowest. Generally, all new loans received an initial grade of White, or 2,
         unless the portfolio company's credit quality meets the characteristics of another
19   credit category.

20   As of March 31, 2022, the weighted average investment ranking of the Company's
         debt investment portfolio was 2.02, as compared to 1.87 at the end of the prior
21   quarter.   During the quarter ended March 31, 2022, portfolio credit category
         changes, excluding fundings and repayments, consisted of the following: one
22   portfolio company with a principal balance of $2.5 million was downgraded from
         White (2) to Yellow (3).
23
         The following table shows the credit categories for the Company's debt investments
24   at fair value as of March 31, 2022 . . . .

25
Credit Category	Fair Value ($ in 1,000s)	%age of Total Debt Investments	# of Portfolio Companies
Clear (1)	$48,533	7.0%	4
White (2)	$592,462	85.1%	40
Yellow (3)	$45,146	6.5%	3

26

27

28

Orange (4)	$9,896	1.4%	1
Red (5)	$ -	-	-
TOTAL	$696,037	100%	48

Source: Q1 2022 Form 10-Q

181.   That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q1 2022 results (the "Q1 2022 Earnings Call"). During the scripted portion of the Q1 2022 Earnings Call, Defendant Labe stated, in relevant part:

> We're pleased with our strong first quarter results. We over-earned our dividend, hit our funding target, increased our portfolio yield *and maintained our credit quality* . . .
>
> During a time when demand remained strong, we continue to maintain our proven and disciplined approach. We work with a select group of leading venture capital investors and with what we believe to be *the highest quality venture growth stage deals*.
>
> . . .
>
> As we previously reported, we had several loan prepayments during the first quarter, reflecting the ability of our high-quality portfolio companies to complete additional funding and achieve attractive exits. . . . Underpinning on our ongoing success in our future prospects is our high credit quality portfolio that I mentioned. . . .

In addition, Defendant Srivastana noted that the only Portfolio Company on nonaccrual status was Luminary Roli, and with respect to the quality of TPVG's portfolio, he later commented:

> We're not bridge financing. We're not here for companies that are unable to raise equity or that had transactions fall apart. Those are not TriplePoint companies. We're here to help those companies accelerate growth. And the data shows, right, those are the companies that are most attractive, both in good times and in volatile times for M&A, for follow-on equity raise *and the cream rises to the top*.
>
> . . .
>
> So I'd say kind of its just a consistent story we've been telling for the past several quarters of this, again, portfolio growth, the demand in the market, just our discipline in terms of how we're underwriting. We're not doing anything different. *If anything, we're, again, being a little tougher, given the overall volatility, but we're pleased with what we're seeing from market demand and market quality*.

In addition, Defendant Mathieu commented:

> During the first quarter, we continued to generate substantial core interest income from our high-quality loan portfolio. . . .   We deployed capital using our attractive sources of leverage *while maintaining excellent credit quality* . . . .

56

182.   In its Form 10-Q, TPVG reported the same fair market value, net unrealized gains (losses) on investments, and net investment income figures as set forth in TPVG's previously-referenced Q1 2022 Press Release. The 10-Q also reported fair values for the assets of the Portfolio Companies discussed above (to the extent the assets had been acquired at the time of the filing) as of the quarter's end:

Company	*Investment Type*	*Date Inv. Was Made*	*Prin. Bal./ Acq. Cost[35]*	*Fair Value[36]*	*Maturity Date*
HiQ, Inc.	GCL 11.75%	12/17/2018	$13,250	$13,267	6/30/2024
	GCL pr +8.5%	12/31/2020	$6,867	$6,850	8/31/2025
	Pref. Stock	12/17/2018	$196	$886	n/a
	Pref. Stock	12/31/2020	$45	$38	n/a
RenoRun	GCL pr+10.5%	12/30/2021	$2,250	$2,164	12/31/2025
	Conv N pr+4%	12/30/2021	$625	$625	12/30/2023
	Pref. Stock	12/30/2021	$348	$348	n/a
Good Eggs	GCL pr+6%	8/12/2021	$6,000	$5,889	8/31/2025
	Pref. Stock	8/12/2021	$124	$238	n/a
VanMoof	GCL 9.0%	2/1/2021	$8,654	$7,891	1/31/2025
	GCL 9.0%	5/27/2021	$4,370	$3,923	5/31/2025
	GCL 9.0%	1/31/2022	$2,011	$1,934	1/31/2026
	Pref. Stock	8/9/2021	$420	$445	n/a
Mind Candy	GCL 12.0%	6/25/2014	$16,653	$16,524	6/30/2022
	GCL 9.0%	3/17/2020	$1,204	$1,172	3/31/2023
	GCL 9.0%	12/21/2020	$1,123	$1,071	12/31/2023
	Pref. Stock	3/24/2017	$922	$274	n/a/
	Pref. Stock	3/9/2020	$1,000	$1,177	n/a
Capsule	GCL pr+7.75	12/30/2020	$15,000	$15,131	12/31/2024
	Common Stock	7/25/2019	$500	$867	n/a
	Pref. Stock	1/17/2020	$437	$1,177	n/a
	Common Stock	4/21/2021	$75	$78	n/a
	Cash Exit Fee	12/28/2018	$129	$242	n/a
	GCL pr+8.75%	12/11/2020	$5,000	$5,018	12/31/2023

---

[35]   Dollar amount (in thousands) is the outstanding principal balance in the case of loans, and the acquisition costs in the case of stocks.

[36]   Dollars in thousands.

Company	*Investment Type*	*Date Inv. Was Made*	*Prin. Bal./ Acq. Cost*[35]	*Fair Value*[36]	*Maturity Date*
Medly Health	GCL pr+8.75%	12/11/2020	$5,000	$5.018	12/31/2023
	GCL pr+6.5%	3/25/2022	$20,000	$19,648	9/30/2025
	Pref. Stock	11/20/2020	$195	$542	n/a
	Pref. Stock	3/25/2022	$160	$160	n/a
	Pref. Stock	8/12/2021	$250	$267	n/a
Demain (Luko)	GCL pr+6.75%	12/28/2021	$4,535	$4,376	12/28/2024
	GCL pr+6.75%	12/28/2021	$5,669	$5,471	12/28/2024
	Pref. Stock	12/23/2021	$237	$232	n/a
Outdoor Voices	GCL pr+5.75%	2/26/2019	$4,000	$4,269	2/29/2024
	GCL pr+5.75%	4/4/2019	$5,000	$5,367	2/29/2024
	Common Stock	2/26/2019	$369	$15	n/a
Project 1920	GCL pr+6.25%	3/25/2022	$2,000	$1,958	3/31/2025
	Rev. pr+5.75%	3/25/2022	$600	$591	3/25/2023
	Pref. Stock	3/25/2022	$28	$28	n/a
Modsy (P&P)	GCL 11.75%	3/20/2020	$10,000	$10,363	3/31/2024
	GCL 10.25%	12/31/2020	$5,000	$5,044	12/31/2024
	Pref. Stock	2/28/2020	$199	$170	n/a
Roli[37]	GCL	8/31/2021	$35,492	$9,896	8/31/2026
	Ord. Shares	8/31/2021	$2,525	-	n/a

Source: Q1 2022 Press Release

183.   At the time Defendants made the statements referenced in ¶¶178-182, TPVG's $30 million in loans to Medly (roughly 4.3% of its debt investments at fair value) were already subordinated to $20 million in loans from Silicon Valley Bank; Medly had purportedly diverted funds intended to go towards it operations to the acquisition of Pharmaca, leaving it with very little cash on hand; Hi.Q (to which TPVG had made roughly $20 million in loans, or about 2.9% of its debt investments at fair value) had already been subjected to at least *seven* class actions alleging that Hi.Q's sales practices violated the TCPA; and Mind Candy (which owed TPVG just under $19 million, and which represented about 2.7% of its debt investments at fair value) had already

---

[37]   On nonaccrual, no interest rate listed.

1   renegotiated its loans with TPVG to avoid a catastrophic default at least twice. The loans to these

2   three companies represented **9.8%** of the fair value of TPVG's loan portfolio.

3   184.   The statements referenced in ¶¶178-182 were thus materially false and misleading

4   because they (a) failed to disclose material adverse facts concerning the decay in TPVG's financial

5   condition and prospects, including the material decay in TPVG's investment portfolio as detailed

6   above; (b) misrepresented the true quality of TPVG's various Portfolio Companies and loan book,

7   as well as the viability of its overall investment strategy; and (c) overstated the quarter-end value

8   of TPVG's investment portfolio, the amount of TPVG's actual quarterly net unrealized gains on

9   investments, and the amount of TPVG's actual quarterly net increase in net assets resulting from

10   operations.

11   **B.**   **Q2 2022**

12   185.   Concurrent with the filing of its Q2 2022 Form 10-Q on August 3, 2022, TPVG

13   issued a press release (the "Q2 2022 Press Release") announcing the Company's Q2 2022 results,

14   which reported, inter alia, (a) that the fair market value of TPVG's investments as of the end of

15   that quarter was $876,718,000; and (b) that TPVG had recorded $26,322,000 in net unrealized

16   losses on its investments, and net investment income of $12,654,000, for that quarter.

17   186.   As they did in the Q1 2022 Press Release, Defendants touted the quality of TPVG's

18   loan portfolio, the Portfolio Companies more generally, and the portfolio's credit quality in the Q2

19   2022 Press Release. Defendant Labe was quoted as stating, in relevant part:

20   Despite the volatile markets, the demand for our debt financing remains strong,"
            said [Defendant] Labe. . . . "With our focus on *high quality venture growth stage*
21   *companies*, we achieved several key objectives during the quarter including
            growing our portfolio to record levels, over-earning our dividend, and generating
22   strong portfolio yields."

23   The release also quoted Defendant Srivastava as stating, in relevant part:

24   "In this market, we continue to concentrate on *maintaining the quality of our*
            investment portfolio and deploying our capital in a disciplined manner to create
25   long-term shareholder value."

26   187.   With respect to credit quality, the Q2 2022 Press Release also stated as follows:

27   The Company maintains a credit watch list with portfolio companies placed into
            one of five credit categories, with Clear, or 1, being the highest rated and red, or 5,
28   being the lowest. Generally, all new loans received an initial grade of White, or 2,

unless the portfolio company's credit quality meets the characteristics of another credit category.

As of June 30, 2022, the weighted average investment ranking of the Company's debt investment portfolio was 2.06, as compared to 2.02 at the end of the prior quarter. During the quarter ended June 30, 2022, portfolio credit category changes, excluding fundings and repayments, consisted of the following: one portfolio company with a principal balance of $2.5 million was upgraded from Yellow (3) to White (2); two portfolio companies with a combined principal balance of $28.4 million were downgraded from White (2) to Yellow (3), and one portfolio company[38] with a principal balance of $15.0 million was downgraded from White (2) to Red (5).

The following table shows the credit categories for the Company's debt investments at fair value as of June 30, 2022 . . . .

Credit Category	Fair Value ($ in 1,000s)	%age of Total Debt Investments	# of Portfolio Companies
Clear (1)	$45,681	5.9%	3
White (2)	$642,346	83.6%	47
Yellow (3)	$69,364	9.0%	4
Orange (4)	$9,152	1.2%	1
Red (5)	$2,250	0.3%	1
TOTAL	$768,793	100%	56

Source: Q2 2022 Press Release

188.   That same day, TPVG hosted an earnings call with investors and analysts to discuss the Company's Q2 2022 results (the "Q2 2022 Earnings Call"). During the scripted portion of the Q2 2022 Earnings Call Defendant Labe stated, in relevant part:

Against the background of macroeconomic uncertainty, we continue to make strong progress executing against the plan that we laid out at the beginning of the year. Demand for our debt financing in the quarter was strong, and we maintained our focus working with our select leading venture capital investors and ***continuing with our disciplined approach of investing in what we believe are the highest-quality venture growth deals***….

. . .

We also continue to be more selective in our underwriting with a focus on lower total leverage and slightly higher pricing, which reflects the brand, reputation and track record of the TriplePoint platform and our 100% direct originations business. Prospective Portfolio Companies today, ***the high quality ones,*** are also being more

---

[38]   The company that was downgraded to "Red" was Pencil & Pixel, Inc (a/k/a "Modsy"), and was accompanied by TPVG's decision to write down the value of that loan from $15 million to $2.25 million. TPVG, during its analyst conference call later that day, tried to assure investors described Modsy write down was due to a "sudden and isolated event related to specific facts and circumstances around Modsy."

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

selective and they're seeking a dependable and proven debt financing partner. When it comes to debt, they're not solving for rate or the largest deal, but more the best long-term partner, and that is where TriplePoint outperforms.

While seeking to capitalize on the strong deal flow, we will continue to be mindful of the times and maintain our ***strict credit discipline***. . . .

During the call, both Defendants Srivastava and Mathieu also referenced TPVG's "exceptional" and "high-quality" loan portfolio, and also reassured investors that, if anything, TPVG's investment criteria in the current investment environment were "in most cases are more stringent" than they had been in the past.

189.   Also on August 3, 2022, TPVG issued its quarterly report on Form 10-Q setting forth the Company's Q2 2022 results, which reported the same fair market value, net unrealized gains (losses) on investments, and net investment income figures as set forth in TPVG's previously-referenced Q2 2022 Press Release. In addition, the 10-Q also reported the on the fair value of the assets of the Portfolio Companies discussed above at the end of the quarter (entries highlighted in yellow represent investments made during the reporting period):

Company	*Investment Type*	*Date Inv. Was Made*	*Prin. Bal./ Acq. Cost*[39]	*Fair Value*[40]	*Maturity Date*
HiQ, Inc.	GCL 11.75%	12/17/2018	$13,250	$13,303	6/30/2024
	GCL pr +8.5%	12/31/2020	$6,867	$6,862	8/31/2025
	GCL pr+8.0%	5/6/2022	$ 5,000	$4,864	5/31/2025
	Pref. Stock	12/17/2018	$196	$886	n/a
	Pref. Stock	12/31/2020	$125	$118	n/a
RenoRun	GCL pr+10.5%	12/30/2021	$2,250	$2,189	12/31/2025
	Conv N pr+4%	12/30/2021	$625	$625	12/30/2023
	Pref. Stock	12/30/2021	$348	$348	n/a
Good Eggs	GCL pr+6%	8/12/2021	$6,000	$5,988	8/31/2025
	GCL pr+5.25%	5/26/2022	$ 7,000	$6,687	5/31/2025
	Pref. Stock	8/12/2021	$401	$515	n/a
VanMoof	GCL 9.0%	2/1/2021	$8,189	$7,021	1/31/2025
	GCL 9.0%	5/27/2021	$4,370	$3,981	5/31/2025

---

[39]   Dollar amount (in thousands) is the outstanding principal balance in the case of loans, and the acquisition costs in the case of stocks.

[40]   Dollars in thousands.

61

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[39]	Fair Value[40]	Maturity Date
	GCL 9.0%	1/31/2022	$2,011	$1,759	1/31/2026
	Pref. Stock	8/9/2021	$420	$410	n/a
Mind Candy	GCL 12.0%	6/25/2014	$17,163	$15,699	7/31/2022
	GCL 9.0%	3/17/2020	$1,231	$1,203	3/31/2023
	GCL 9.0%	12/21/2020	$1,149	$1,096	12/31/2023
	Pref. Stock	3/24/2017	$922	$922	n/a/
	Pref. Stock	3/9/2020	$1,000	$1,177	n/a
Capsule	GCL pr+7.75	12/30/2020	$15,000	$15,264	12/31/2024
	Common Stock	7/25/2019	$500	$867	n/a
	Pref. Stock	1/17/2020	$437	$1,312	n/a
	Common Stock	4/21/2021	$75	$78	n/a
	Cash Exit Fee	12/28/2018	$129	$242	n/a
Medly Health	GCL pr+8.75%	12/11/2020	$5,000	$5,065	12/31/2023
	GCL pr+8.75%	12/11/2020	$5,000	$5,065	12/31/2023
	GCL pr+6.5%	3/25/2022	$20,000	$19,746	9/30/2025
	Pref. Stock	11/20/2020	$195	$542	n/a
	Pref. Stock	3/25/2022	$160	$160	n/a
	Pref. Stock	8/12/2021	$250	$267	n/a
Demain (Luko)	GCL pr+6.75%	12/28/2021	$4,535	$4,099	12/28/2024
	GCL pr+6.75%	12/28/2021	$5,669	$5,471	12/28/2024
	Pref. Stock	12/23/2021	$237	$218	n/a
Outdoor Voices	GCL pr+5.75%	2/26/2019	$4,000	$4,316	2/29/2024
	GCL pr+5.75%	4/4/2019	$2,000	$2,104	2/29/2024
	Common Stock	2/26/2019	$369	$15	n/a
Project 1920	GCL pr+6.25%	3/25/2022	$2,000	$1,961	3/31/2025
	Rev. pr+5.75%	3/25/2022	$1,350	$1,353	3/25/2023
	Pref. Stock	3/25/2022	$30	$30	n/a
Modsy (P&P)[41]	GCL 11.75%	3/20/2020	$10,000	$1,500	3/31/2024
	GCL 10.25%	12/31/2020	$5,000	$750	12/31/2024
	Pref. Stock	2/28/2020	$199	-	n/a
Roli[42]	GCL	8/31/2021	$35,492	$9,152	8/31/2026
	Ord. Shares	8/31/2021	$2,525	-	n/a

---

[41]   On nonaccrual as of this quarter.

[42]   On nonaccrual.

62

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[39]	Fair Value[40]	Maturity Date
Mystery Tackle	GCL pr+6.0%	4/29/2022	$5,000	$4,919	1/31/2025
	Pref. Stock	4/29/2022	$69	$69	n/a
Nakdcom	GCL pr+7.25%	6/6/2022	$5,365	$4,929	6/30/2026
	Pref. Stock	6/2/2022	$208	$208	n/a
Dia Styling	GCLpr+4.25%	6/30/2022	$5,000	$5,000	6/30/2025
Undrgrnd. Enterprises	GCL pr+3.0%	5/18/2022	$2,250	$2,230	11/30/2024
	GCL pr+3.75%	6/9/2022	$1,500	$1,488	3/31/2025
Untitled Labs	GCL 11.5%	6/23/2022	$4,167	$4,025	6/30/2026
	Common Stock	6/23/2022	$103	$103	n/a

Source: Q2 2022 Form 10-Q

190.   Between May 4, 2022 and August 3, 2022, when Defendants made the statements referenced in ¶¶185-189, the following events had occurred, in addition to those described above in ¶183: an eighth TCPA class action had been filed against Hi.Q (3.3% of the fair value of TPVG's loan portfolio); Capsule (2% of the fair value of TPVG's loan portfolio) was the subject of a major cyberattack and data breach, which would ultimately generate at least two class actions against the company; TPVG was in the process of renegotiating its loan to Mind Candy (2.3% of the fair value of TPVG's loan portfolio), which was set to mature during the quarter; and Modsy's formal M&A process had collapsed, causing TPVG to write off *85%* of its loans to Modsy (once written down, 0.3% of the fair value of TPVG's loan portfolio). Together, the loans to these four companies (along with TPVG's loans to Medly) represented *11.8%* of the fair value of TPVG's loan portfolio.

191.   The statements referenced in ¶¶185-189 were thus materially false and misleading because they: (a) failed to disclose material adverse facts concerning the decay in TPVG's financial condition and prospects, including the material decay in TPVG's investment portfolio as detailed above; (b) misrepresented the true quality of TPVG's various Portfolio Companies and loan book, as well as the viability of its overall investment strategy; and (c) overstated the quarter-end value of TPVG's investment portfolio, the amount of TPVG's actual quarterly net unrealized gains on investments, and the amount of TPVG's actual quarterly net increase in net assets resulting from operations.

C.   Q3 2022

192.   On November 2, 2022, TPVG issued a press release announcing the Company's

Q3 2022 results (the "Q3 2022 Press Release"), which reported, *inter alia*, (a) that the fair market

value of TPVG's investments as of the end of that quarter was $962,430,000; and (b) that TPVG

had recorded $13,187,000 in net unrealized losses on its investments, and net investment income

of $16,860,000, for that quarter.

193.   With respect to credit quality, the Q3 2022 Press Release also stated as follows:

> The Company maintains a credit watch list with portfolio companies placed into
> one of five credit categories, with Clear, or 1, being the highest rated and red, or 5,
> being the lowest. Generally, all new loans received an initial grade of White, or 2,
> unless the portfolio company's credit quality meets the characteristics of another
> credit category.

> As of September 30, 2022, the weighted average investment ranking of the
> Company's debt investment portfolio was 2.04, as compared to 2.06 at the end of
> the prior quarter. During the quarter ended September 30, 2022, portfolio credit
> category changes, excluding fundings and repayments, consisted of the following:
> one portfolio company with a principal balance of $14.0 million was upgraded from
> White (2) to Clear (1); one portfolio company with a principal balance of $25.0
> million was upgraded from Yellow (3) to White (2); one portfolio company with a
> principal balance of $34.3 million was downgraded from White (2) to Yellow (3)[43];
> and one portfolio company with a principal balance of $15.0 million was sold and
> removed from Red (5) and from the Company's investment portfolio.

> The following table shows the credit categories for the Company's debt investments
> at fair value as of September 30, 2022 . . .

Credit Category	Fair Value ($ in 1,000s)	%age of Total Debt Investments	# of Portfolio Companies
Clear (1)	$58,688	6.9%	4
White (2)	$712,684	83.1%	50
Yellow (3)	$76,898	9.0%	4
Orange (4)	$8,389	1.0%	1
Red (5)	$ -	- %	-
TOTAL	$856,659	100%	59

Source: Q3 2022 Press Release

---

[43]   The investment that was downgraded was Medly Health, which as of the quarter's end had a total outstanding unpaid principal balance owed to TPVG of $34.3 million. On its conference call late that day, TPVG attributed the downgrade from category 2 to category 3 to "reductions in its operating plan, changes in its senior team and [its] overall liquidity position."

1   194.   That same day, TriplePoint hosted an earnings call with investors and analysts to

2 discuss the Company's Q3 2022 results (the "Q3 2022 Earnings Call"). During the scripted portion

3 of the Q3 2022 Earnings Call, Defendant Labe stated, in relevant part:

> To [summarize], we've demonstrated the significant earnings power of our sizeable
> and *high quality portfolio* through growing it now to nearly $1 billion, generating
> record NII [net investment income] and posting attractive portfolio yield. We
> expect conditions to continue into 2023 and byond, *allowing us to continue to
> invest in a highly selective and disciplined manner* with *compelling growth stage
> companies*. . . .

8   195.   Also on November 2, 2022, TPVG issued its quarterly report on Form 10-Q setting

9 forth the Company's Q3 2022 results, which reported the same fair market value, net unrealized

10 gains (losses) on investments, and net investment income figures as set forth in TPVG's

11 previously-referenced Q3 2022 Press Release. In addition, the 10-Q also reported on the fair value

12 of the assets of the Portfolio Companies discussed above as of the quarter's end:

Company	*Investment Type*	*Date Inv. Was Made*	*Prin. Bal./ Acq. Cost[44]*	*Fair Value[45]*	*Maturity Date*
HiQ, Inc.	GCL 11.75%	12/17/2018	$13,250	$13,285	6/30/2024
	GCL pr +8.5%	12/31/2020	$6,867	$6,868	8/31/2025
	GCL pr+8.0%	5/6/2022	$ 5,000	$4,857	5/31/2025
	Pref. Stock	12/17/2018	$196	$886	n/a
	Pref. Stock	12/31/2020	$125	$118	n/a
RenoRun	GCL pr+10.5%	12/30/2021	$2,250	$2,202	12/31/2025
	Conv N pr+4%	12/30/2021	$625	$625	12/30/2023
	Pref. Stock	12/30/2021	$348	$348	n/a
Good Eggs	GCL pr+6%	8/12/2021	$5,859	$5,862	8/31/2025
	GCL pr+5.25%	5/26/2022	$ 7,000	$6,719	5/31/2025
	Pref. Stock	8/12/2021	$401	$515	n/a
VanMoof	GCL 9.0%	2/1/2021	$8,654	$6,829	1/31/2025
	GCL 9.0%	5/27/2021	$4,370	$3,390	5/31/2025
	GCL 9.0%	1/31/2022	$2,011	$1,667	1/31/2026
	Pref. Stock	8/9/2021	$420	$290	n/a

---

[44]   Dollar amount (in thousands) is the outstanding principal balance in the case of loans, and the acquisition costs in the case of stocks.

[45]   Dollars in thousands.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[44]	Fair Value[45]	Maturity Date
Mind Candy	GCL 12.0%	6/25/2014	$17,695	$16,171	10/31/2022
	GCL 9.0%	3/17/2020	$1,260	$1,206	3/31/2023
	GCL 9.0%	12/21/2020	$1,175	$1,125	12/31/2023
	Pref. Stock	3/24/2017	$922	$274	n/a/
	Pref. Stock	3/9/2020	$1,000	$455	n/a
Capsule	GCL pr+7.75	12/30/2020	$15,000	$15,403	12/31/2024
	Common Stock	7/25/2019	$500	$867	n/a
	Pref. Stock	1/17/2020	$437	$1,312	n/a
	Common Stock	4/21/2021	$75	$78	n/a
	Cash Exit Fee	12/28/2018	$129	$242	n/a
Medly Health	GCL pr+8.75%	12/11/2020	$5,000	$4,907	12/31/2023
	GCL pr+8.75%	12/11/2020	$5,000	$4,907	12/31/2023
	GCL pr+6.5%	3/25/2022	$20,000	$18,085	9/30/2025
	GCL pr+6.5%	8/29/2022	$4,286	$4,030	8/31/2024
	Pref. Stock	11/20/2020	$195	$87	n/a
	Pref. Stock	3/25/2022	$374	$464	n/a
	Pref. Stock	8/12/2021	$250	$30	n/a
Demain (Luko)	GCL pr+6.75%	12/28/2021	$4,535	$3,850	12/28/2024
	GCL pr+6.75%	12/28/2021	$5,669	$4,813	12/28/2024
	GCL pr+7.75%	8/4/2022	$7,178	$6,652	7/31/2025
	Pref. Stock	12/23/2021	$327	$113	n/a
Outdoor Voices	GCL pr+5.75%	2/26/2019	$4,000	$4,318	2/29/2024
	GCL pr+5.75%	4/4/2019	$2,000	$2,114	2/29/2024
	Common Stock	2/26/2019	$369	$15	n/a
Project 1920	GCL pr+6.25%	3/25/2022	$2,000	$1,968	3/31/2025
	Rev. pr+5.75%	3/25/2022	$2,100	$2,110	3/25/2023
	Pref. Stock	3/25/2022	$23	$23	n/a
Roli[46]	GCL	8/31/2021	$35,492	$8,389	8/31/2026
	Ord. Shares	8/31/2021	$2,525	-	n/a
Mystery Tackle	GCL pr+6.0%	4/29/2022	$5,000	$4,919	1/31/2025
	Pref. Stock	4/29/2022	$69	$59	n/a
Nakdcom	GCL pr+7.25%	6/6/2022	$5,365	$4,668	6/30/2026
	GCL pr+7.25%	8/29/2022	$3,009	$2,783	8/31/2026

---

[46]   On nonaccrual.

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[44]	Fair Value[45]	Maturity Date
	Pref. Stock	6/2/2022	$208	$190	n/a
Dia Styling	GCLpr+4.25%	6/30/2022	$5,000	$5,000	6/30/2025
Undrgrnd. Enterprises	GCL pr+3.0%	5/18/2022	$2,250	$2,223	11/30/2024
	GCL pr+3.75%	6/9/2022	$1,500	$1,488	3/31/2025
	GCL pr+3.75%	8/4/2022	$2,250	$2,221	5/31/2025
Untitled Labs	GCL 11.5%	6/23/2022	$4,167	$4,011	6/30/2026
	Common Stock	6/23/2022	$103	$103	n/a
The Pill Club	GCL pr+6.75%	8/5/2022	$20,000	$19,767	8/31/2024
	Common Stock	12/31/2021	$122	$85	n/a

Source: Q3 2022 Form 10-Q

196.   Between August 3, 2022 and November 2, 2022, when Defendants made the statements referenced in ¶¶192-195, the following events had occurred, in addition to those described above in ¶¶183, 190: Medly (3.3% of the fair value of TPVG's loan portfolio) had learned it would not be receiving an additional *$130 million* in anticipated funding, which caused its sales to plummet (as it could not fill orders) and forced the company to terminate half of its workforce; TPVG had funded a $20 million loan to The Pill Club (2.3% of the fair value of TPVG's loan portfolio) even as the company engaged in settlement negotiations over serious claims of fraudulent billing practices alleged by the California Attorney General and others; VanMoof's (1.4% of the fair value of TPVG's loan portfolio) financial struggles had grown so dire that it was asking vendors to defer payment; RenoRun (0.33% of the fair value of TPVG's loan portfolio) had conducted two major layoffs and was struggling to pay vendors; Capsule (1.8% of the fair value of TPVG's loan portfolio) had begun experiencing significant issues with the rollout of its automated fulfillment facility; and TPVG was *still* renegotiating its loan with Mind Candy (2.2% of the fair value of TPVG's loan portfolio).

197.   Together, the loans to these six companies (along with TPVG's loans to Hi.Q) represented *14.2%* of the fair value of TPVG's loan portfolio.

198.   The statements referenced in ¶¶192-195 were thus materially false and misleading because they (a) failed to disclose material adverse facts concerning the decay in TPVG's financial

1 condition and prospects, including the material decay in TPVG's investment portfolio as detailed

2 above; (b) misrepresented the true quality of TPVG's various Portfolio Companies and loan book,

3 as well as the viability of its overall investment strategy; and (c) overstated the quarter-end value

4 of TPVG's investment portfolio, the amount of TPVG's actual quarterly net unrealized gains on

5 investments, and the amount of TPVG's actual quarterly net increase in net assets resulting from

6 operations.

7 **D.   Q4 2022**

8 199.   On March 1, 2023, concurrent with the filing of its 2022 Form 10-K, TPVG issued

9 a press release (the "Q4 2022 Press Release") announcing the Company's Q4 and full year 2022

10 results, which reported, inter alia, (a) that the fair market value of TPVG's investments as of the

11 end of that quarter was $949,276,000; and (b) that TPVG had recorded $37,625,000 in net

12 unrealized losses on its investments, and net investment income of $63,555,000, for that quarter.

13 200.   The Q4 2022 Press Release also quoted Defendant Labe as stating, in relevant part:

14 "During 2022, we remained selective and grew the portfolio to record levels,
   achieving both record total investment income and net investment income while
15 over-earning our distribution," said Jim Labe. . . . "Based on our portfolio's earning
   power, our board increased our quarterly distribution 8% for the quarter,
16 representing our second consecutive quarterly increase and a total increase of 11%
   since third quarter 2022."

17 The press release also quoted Defendant Srivastava as stating:

18
   "We believe that the steps we have taken to ***further enhance our portfolio*** and
19 funding diversification position us well to create sustainable shareholder value,"
   said [Defendant] Srivastana. . . . "our focus remains on taking advantage of
20 ***compelling*** growth-stage venture lending opportunities to expand and further
   diversify the portfolio in a prudent manner and increase shareholder returns over
21 time."

22 201.   With respect to credit quality, the March 2023 press release also stated as follows:

23 The Company maintains a credit watch list with portfolio companies placed into
   one of five credit categories, with Clear, or 1, being the highest rated and red, or 5,
24 being the lowest. Generally, all new loans received an initial grade of White, or 2,
   unless the portfolio company's credit quality meets the characteristics of another
25 credit category.

26 As of December 31, 2022, the weighted average investment ranking of the
   Company's debt investment portfolio was 2.06, as compared to 2.04 at the end of
27 the prior quarter. During the quarter ended December 31, 2022, portfolio credit
   category changes, excluding fundings and repayments, consisted of the following:

28

68

two portfolio companies with an aggregate principal balance of $43.9 million was downgraded from White (2) to Yellow (3).[47.]

The following table shows the credit categories for the Company's debt investments at fair value as of December 31, 2022[48] . . . .

Credit Category	Fair Value ($ in 1,000s)	%age of Total Debt Investments	# of Portfolio Companies
Clear (1)	$55,921	6.6%	3
White (2)	$699,008	81.9%	48
Yellow (3)	$88,912	10.4%	5
Orange (4)	$9,110	1.1%	1
Red (5)	$ -	- %	-
TOTAL	$852,951	100%	57

Source: Q4 2022 Press Release

202.   That same day, TPVG filed an Annual Report on Form 10-K with the SEC, reporting the Company's financial and operating results for the year ended December 31, 2022. The 2022 10-K contained substantively similar discussions of the Company's business overview and investment strategy as discussed herein.

203.   Appended to the 2022 10-K as exhibits were signed certifications pursuant to SOX by Defendants Labe and Mathieu, attesting that "[t]he information contained in the [2022 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TPVG]."

204.   Also on March 1, 2023, TPVG hosted an earnings call with investors and analysts to discuss the Company's Q4 2022 results (the "Q4 2022 Earnings Call"). During the Q4 2022 Earnings Call, Defendant Srivastana stated, in relevant part:

Signed term sheets and closed commitments during Q4 reflected our *continued discipline* as we seek to select only the *highest quality opportunities*.

---

[47]   During the analyst conference call held later that day, Defendant Srivastava disclosed that these two companies were VanMoof and Heath IQ (a/k/a HiQ). As he stated: "VanMoof, an e-bike company with a principal balance of $19 million, and Health IQ, an insurtech [sic] company with a principal balance of $25 million, were downgraded from category 2 to category 3. Both were downgraded due to developments in their strategic financing processes."

[48]   Additional data as of December 31, 2021 omitted.

FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT

. . .

> Moving on to credit quality, approximately 89% of our portfolio is ranked in our two best scores, which means they are performing at or above expectations.

Moreover, although both Defendants Labe and Srivastava admitted on the call that that TPVG had been forced to write off its entire $30 million investment in Medly Health as of the end of 2022, Labe went out of his way to characterize the collapse of Medly Health and the loss of TPVG's entire investment as due to a "sudden and unpredictable development [that] was characterized by very extraordinary and extenuating circumstances" involving the "loss of anticipated financing and the discovery of certain operational, financial and accounting irregularities."

205.   Also on March 1, 2023, TPVG issued its report for the year ended December 31, 2022 on Form 10-K setting forth the Company's FY and Q4 2022 results, which reported the same fair market value, net unrealized gains (losses) on investments, and net investment income figures as set forth in TPVG's previously referenced Q4 2022 Press Release. In addition, the 10-K also reported the following as the fair value of the referenced Portfolio Companies' assets at the end of the year:

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[49]	Fair Value[50]	Maturity Date
HiQ, Inc.	GCL 11.75%	12/17/2018	$13,250	$11,921	6/30/2024
	GCL pr +8.5%	12/31/2020	$6,867	$6,179	8/31/2025
	GCL pr+8.0%	5/6/2022	$ 5,000	$4,498	5/31/2025
	Pref. Stock	12/17/2018	$196	-	n/a
	Pref. Stock	12/31/2020	$125	-	n/a
RenoRun	GCL pr+10.5%	12/30/2021	$2,250	$2,218	12/31/2025
	Conv N pr+4%	12/30/2021	$625	$625	12/30/2023
	Pref. Stock	12/30/2021	$348	$348	n/a
Good Eggs	GCL pr+6%	8/12/2021	$5,438	$5,501	8/31/2025
	GCL pr+5.25%	5/26/2022	$ 7,000	$6,809	5/31/2025
	Pref. Stock	8/12/2021	$401	$32	n/a
VanMoof	GCL 9.0%	2/1/2021	$8,654	$7,452	1/31/2025

---

[49]   Dollar amount (in thousands) is the outstanding principal balance in the case of loans, and the acquisition costs in the case of stocks.

[50]   Dollars in thousands.

70

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[49]	Fair Value[50]	Maturity Date
	GCL 9.0%	5/27/2021	$4,370	$3,694	5/31/2025
	GCL 9.0%	1/31/2022	$2,011	$1,812	1/31/2026
	Rev. pr+4.75%	11/3/2022	$ 1,875	$1,844	10/31/2023
	Rev. pr+4.75%	11/3/2022	$ 1,875	$1,844	10/31/2023
	Pref. Stock	8/9/2021	$145	$181	n/a
	Pref. Stock	10/31/2022	$ 10	$10	n/a
Mind Candy	GCL 12.0%	6/25/2014	$18,244	$16,672	10/31/2022
	GCL 9.0%	3/17/2020	$1,289	$1,234	3/31/2023
	GCL 9.0%	12/21/2020	$1,203	$1,151	12/31/2023
	Pref. Stock	3/24/2017	$922	$35	n/a/
	Pref. Stock	3/9/2020	$1,000	$455	n/a
Capsule	GCL pr+7.75	12/30/2020	$15,000	$15,553	12/31/2024
	Common Stock	7/25/2019	$500	$867	n/a
	Pref. Stock	1/17/2020	$437	$1,312	n/a
	Common Stock	4/21/2021	$75	$78	n/a
	Cash Exit Fee	12/28/2018	$129	$243	n/a
Medly Health	GCL pr+8.75%	12/11/2020	$5,000	-	12/31/2023
	GCL pr+8.75%	12/11/2020	$5,000	-	12/31/2023
	GCL pr+6.5%	3/25/2022	$20,000	-	9/30/2025
	GCL pr+6.5%	8/29/2022	$4,286	-	8/31/2024
	Pref. Stock	11/20/2020	$195	-	n/a
	Pref. Stock	3/25/2022	$374	-	n/a
	Pref. Stock	8/12/2021	$250	-	n/a
Demain (Luko)	GCL pr+6.75%	12/28/2021	$4,535	$4,215	12/28/2024
	GCL pr+6.75%	12/28/2021	$5,669	$5,269	12/28/2024
	GCL pr+7.75%	8/4/2022	$7,178	$7,143	7/31/2025
	Pref. Stock	12/23/2021	$327	$126	n/a
Outdoor Voices	GCL pr+5.75%	2/26/2019	$4,000	$4,347	2/29/2024
	GCL pr+5.75%	4/4/2019	$2,000	$2,137	2/29/2024
	Common Stock	2/26/2019	$369	$15	n/a
Project 1920	GCL pr+6.25%	3/25/2022	$2,000	$1,982	3/31/2025
	Rev. pr+5.75%	3/25/2022	$2,100	$2,135	3/25/2023
	Pref. Stock	3/25/2022	$23	$23	n/a
Mystery Tackle	GCL pr+6.0%	4/29/2022	$5,000	$5,014	1/31/2025
	Pref. Stock	4/29/2022	$69	$109	n/a

71

Company	Investment Type	Date Inv. Was Made	Prin. Bal./ Acq. Cost[49]	Fair Value[50]	Maturity Date
Nakdcom	GCL pr+7.25%	6/6/2022	$5,365	$5,141	6/30/2026
	GCL pr+7.25%	8/29/2022	$3,009	$3,064	8/31/2026
	Pref. Stock	6/2/2022	$208	$47	n/a
Dia Styling	GCLpr+4.25%	6/30/2022	$5,000	$5,049	6/30/2025
Undrgrnd. Enterprises	GCL pr+3.0%	5/18/2022	$2,250	$2,192	11/30/2024
	GCL pr+3.75%	6/9/2022	$1,500	$1,473	3/31/2025
	GCL pr+3.75%	8/4/2022	$2,250	$2,190	7/31/2025
Untitled Labs	GCL 11.5%	6/23/2022	$4,167	$4,038	6/30/2026
	GCL 11.5%	10/20/2022	$5,883	$5,635	10/31/2026
	Common Stock	6/23/2022	$171	$234	n/a
The Pill Club	GCL pr+6.75%	8/5/2022	$20,000	$19,934	8/31/2024
	Common Stock	12/31/2021	$122	$85	n/a

Source: 2022 Form 10-K

206.   Between November 2, 2022 and March 1, 2023, when Defendants made the statements referenced in ¶¶199-205, the following events had occurred, in addition to those described above in ¶¶183, 190, 196: Medly had filed for bankruptcy and sold its assets, the proceeds of which failed to reach TPVG as the junior lender and forced TPVG to write off the loan in full; The Pill Club (2.3% of the fair value of TPVG's loan portfolio) had publicly settled the allegations of fraudulent billing practices against it; Hi.Q (2.6% of the fair value of TPVG's loan portfolio) had laid off nearly its entire workforce and stopped paying vendors, leading to at least *nine* vendors suing it; VanMoof (2% of the fair value of TPVG's loan portfolio) had publicly acknowledged that its ability to remain a going concern was in question; RenoRun (0.33% of the fair value of TPVG's loan portfolio) had failed to raise funds from past investors and had terminated the majority of its remaining workforce; Capsule (1.8% of the fair value of TPVG's loan portfolio) had cut 15% of its staff and shuttered services in two locations in an attempt to reduce its high cash burn; Good Eggs' (1.4% of the fair value of TPVG's loan portfolio) revenue had dropped 18% YoY in 2022 and it had failed to find a buyer in 2022; Luko (2% of the fair value of TPVG's loan portfolio) had tried and failed to raise around €100 million in a funding round from investors; and news outlets had reported that Mind Candy (2.2% of the fair value of TPVG's loan portfolio) would not be able to repay its (thrice-renegotiated) loan from TPVG on schedule.

1   207.   Together, the loans to these nine companies (minus Medly, as Medly's loans were

2 written off in full during the quarter) represented *14.7%* of the fair value of TPVG's loan portfolio.

3   208.   Although the disclosures referenced above did, in part, *begin* to reveal the existence

4 of some of the decay in TPVG's investment portfolio, such disclosures were at best partial, and

5 accordingly, as stated in the "Truth Gradually Begins to Emerge" section below, the fraud

6 continued.   Indeed, the statements referenced in ¶¶199-205 above were materially false and

7 misleading because they (a) failed to disclose material adverse facts concerning the decay in

8 TPVG's financial condition and prospects, including the material decay in the TPVG's investment

9 portfolio (other than those associated with Medly Health, VanMoof and Hi.Q), as detailed above;

10 (b) misrepresented the true quality of TPVG's various Portfolio Companies and loan book, as well

11 as the viability of its overall investment strategy (including but not limited to downplaying the

12 seriousness of and credit implications of the problems at VanMoof and Hi.Q); and (c) overstated

13 the quarter-end value of TPVG's investment portfolio, the amount of TPVG's actual quarterly net

14 unrealized gains on investments, and the amount of TPVG's actual quarterly net increase in net

15 assets resulting from operations.

16 **IV.   THE TRUTH BEGINS TO EMERGE**

17   **A.   During the Class Period**

18   209.   On March 1, 2023, TPVG issued its financial results for the year and quarter ended

19 December 31, 2022. The Company's reported earnings beat analyst consensus earnings, causing

20 the price of TPVG shares to rise from a closing price of $11.68 on March 1 to $12.28 on March 2,

21 2023. This "topline" good news effectively outweighed certain other less positive news that TPVG

22 also released on March 1, which included its disclosure that it had *written off the entirety* of its

23 roughly $34 million investment in Medly Health, and that it had downgraded its loan investments

24 in two (though only two) other Portfolio Companies: its roughly $19 million in outstanding loans

25 to VanMoof and its roughly $25 million to Health IQ (HiQ) from "category 2" to "category 3" due

26 to "developments in their strategic financing processes."

27   210.   Although the disclosures referenced above did, in part, begin to reveal the existence

28 of some of the decay in TPVG's investment portfolio, such disclosures were at best partial as they

1   failed to accurately reflect that the VanMoof and HiQ loans had deteriorated well beyond "category

2   3" condition; that the condition of numerous other loans in TPVG's portfolio had also decayed;

3   and that the credit quality of the Company's loan portfolio was anything but "high quality" or

4   reflective of "strict" lending criteria (as Defendants had repeatedly represented over the past year;

5   *see* §III above). Accordingly, the fraud continued, and investors continued to be materially misled

6   as to, *inter alia*, the true quality of TPVG's investment portfolio and the Company's overall

7   condition and prospects.

8   211.   On May 2, 2023 – the day before TPVG planned to issue its financial results and

9   accompanying earnings release and Form 10-Q for the first quarter of 2023 – a widely read stock

10   newsletter published by market analyst Edwin Dorset, called ***The Bear Cave***, published a piece on

11   TPVG. The article was entitled "Problems at TriplePoint Venture Growth BDC (TPVG)," raised

12   serious concerns about TPVG's actual health and condition, and flagged a host of issues indicating

13   that the credit quality of TPVG's investment portfolio was far worse than what Defendants had

14   been representing to investors. As ***The Bear Cave*** reported:

15   TriplePoint Venture Growth BDC (NYSE: TPVG – $421 million) describes itself
          as "a leading global financing provider devoted to serving venture capital-backed
16   companies." ***In reality, TriplePoint is encumbered by high fees, weak
          management, and a weaker loan book saddled by portfolio company bankruptcies
17   and upside-down startups***. The Bear Cave believes ***TriplePoint's equity may be
          severely impaired, if it has any value at all***.
18
          . . .
19
          TriplePoint charges investors 1.75% of the fund's "average adjusted gross assets"
20   and 20% of net investment income above an 8% hurdle rate.

21   The Bear Cave believes ***TriplePoint's net asset value decline will accelerate in the
          coming quarters*** as TriplePoint may need to take significant write-downs in its loan
22   book.

23   212.   After discussing TPVG's investment fiasco involving Medly Health and how

24   TPVG had written off $34.2 million in loans in Q4 2022 that it had been carrying at almost full

25   face value ($31.9 million as of the end of Q3 2022) – The Bear Cave report warned that "History

26   seems to be repeating." Indeed, after reviewing TPVG's investment in The Pill Club, the Bear

27   Cave Report noted that TPVG had continued to carry its $20 million outstanding principal loan to

28   the Pill Club at $19.9 million in TPVG's 2022 10-K (filed in early March 2023) – even though (a)

1 in February 2023 the Pill Club had agreed to pay $18 million to settle insurance fraud claims

2 against it brought by the California Attorney General, and (b) The Pill Club's financial condition

3 was so dire that was forced to file for bankruptcy just two months later, in April 2023.

4 213.   The Bear Cave report then proceeded to discuss several of the TPVG Portfolio

5 Companies previous discussed in §II above "that appear to be in substantial distress."   For

6 example:

7 a)   With respect to Capsule – the borrower on a $15 million loan that TPVG

8 was carrying at $15.5 million, The Bear Cave, citing a limited circulation newsletter, noted

9 that "in recent months, [Capsule] has laid off 15% of staff, reduced operations in some

10 cities and shut down its service in at least two markets, Las Vegas and Pittsburgh, according

11 to five current and former employees. The cuts were motivated by pressure from investors,

12 who took issue with Capsule's high monthly cash burn – between $10 and $25 million a

13 month throughout 2022."

14 b)   With respect to VanMoof – to which TPVG had over $18 million in loans

15 being carried at near face – the Report noted that VanMoof's situation had become "dire"

16 towards the end of 2022, that VanMoof had asked its suppliers to defer payments on their

17 invoices, and that VanMoof itself had warned in its annual report in late 2022 that the

18 company "could not guarantee" its "ability to continue its activities beyond the first quarter

19 of 2023" without a quick injection of new funds.

20 c)   With respect to RenoRun ($2.25 million loan carried by TPVG at $2.18

21 million, plus a convertible note carried at $625,000 face), The Bear Cave noted that in

22 October 2022 RenoRun had reportedly laid off 43% of its staff and, in March 2023, had

23 filed for creditor protection in Quebec – and that had apparently lacked funds to pay

24 severance to many of its laid-off workers.

25 d)   With respect to Good Eggs ($12.4 million in loans carried at $12.3 million),

26 it had reportedly just finished raising $7 million in new equity – but at a valuation that was

27 90% lower than in its prior equity raise rounds; the Company was also still burning through

28 $1 million per month.

e) With respect to HiQ ($25.1 million in loans carried at $22.6 million), The Bear Cave noted that in December 2022 the company had failed to get a wrongful marketing (*i.e.* TCPA) lawsuit dismissed, that in January 2023 the company had been hit with two class action lawsuits for firing nearly 1,000 employees in violation of the federal WARN Act, and that the company appeared to have not raised any new equity since May 2019.

214. In addition, The Bear Cave report also raised concerns regarding TPVG's exposure to a variety of other companies, including Flink ($25 million principal amount of loans from July and October 2022 being carried at $23.8 million); Quick Commerce Limited ($21 million in loans from May 2022 being carried at $20.7 million); Cart.com ($25 million in loans from December 2021 and November 2022 being carried at $24.8 million); and Homeward ($25.1 million in loans from December 2021 and December 2022 being carried at $15.01 million); among others.

215. In response to the news and analysis contained in the Bear Cave Report, on May 2, 2023, the price of TPVG shares fee sharply, from an opening price of $11.92 to close at $10.97, a one-day decline of 7.97%. It declined another 2.19% to close at $10.73 on May 3.

216. The following day, after the close of the market, TPVG issued a press release announcing its financial results for the first quarter of 2023, and thereafter held a conference call with analysts.

217. In its May 3, 2023 press release, TPVG reported, *inter alia*, (a) that the fair market value of TPVG's investments as of the end of that quarter was $983,000,000; and (b) that TPVG had recorded $10,867,000 in net unrealized losses on its investments, and net investment income of $18,600,000, for the quarter.

218. More significantly, however, TPVG also disclosed a significant increase in the number of Portfolio Companies (and associated loan amounts) that it had downgraded as of the end of the quarter (March 31, 2023). Specifically, the May 2023 press release disclosed that although TPVG had upgraded one portfolio company (with a principal balance of $15 million) from White (2) to Clear (1), it had downgraded ***four*** portfolio companies (with an aggregate principal balance of $46.3 million) from White (2) to Yellow (3), and downgraded another ***two***

1   Portfolio Companies (with an aggregate principal balance of $47.6 million) from Yellow (3) to

2   Orange (4). As the related conference call commentary that followed later in the day confirmed,

3   the four companies downgraded from White (2) to Yellow (3) were Demain (Luko) ($17 million),

4   Underground Enterprises ($6 million), The Pill Club ($20 million), and RenoRun ($3 million) –

5   and the two companies downgraded from Yellow (3) to Orange (4) were VanMoof and HiQ.

6   219.   *In addition,* the press release also disclosed that, since the end of the first quarter

7   (March 31), *three* of these companies, The Pill Club, Underground Enterprises, and RenoRun had

8   filed for bankruptcy protection.

9   220.   Although TPVG's reported earnings beat analyst consensus expectations, and

10   analysts also echoed Defendants' comments on the conference call that the recent collapses of

11   certain leading bank providers of venture capital financing (including Silicon Valley Bank) were

12   favorable developments for TPVG's business, overall analysts were more concerned about the

13   further news regarding credit quality problems in TPVG's investment portfolio. For example:

14   a)   In an analyst report dated May 4, 2023, Wells Fargo downgraded TPVG

15   from "Overweight" to "Equal Weight," and reduced its price target from $12.00 to $10.00

16   per share, adding "[e]merging credit issues and likely NAV volatility makes shares less

17   attractive in the near term"

18   b)   On May 3, 2023, Piper Sandler issued an analyst report that also decreased

19   its price target for TPVG, from $12.50 per share to $11.00 per share, citing concerns about

20   TPVG's ability to recover its loan investments through bankruptcy proceedings, and

21   adding "this process will take time likely measured in quarters and could be an overhang

22   on the stock given the uncertainty and potential for other credit issues."

23   c)   Similarly, writing some weeks later on May 22, 2023, JMP lowered its price

24   target on TPVG from $13.50 to $11.50 per share in the wake of the disclosures from earlier

25   in May, noting:

26   Given a material increase in non-accruals at cost to 7.7% of the portfolio as
           of March 31, with line of sight for three additional portfolio companies that
27   will either go on non-accrual or restructure in Q223, we share the view that
           the recent increase in stressed investments is worrisome for investors, as an
28   increase in non-accruals is generally indicative of elevated credit costs on
           the horizon.

1   221.   In reaction to TPVG's aftermarket disclosures on May 3, on May 4, 2022, TPVG's

2 share price declined a further 8.57% to close at $9.81.

3   **B.   After the Class Period**

4   222.   Since May 2023, TPVG's portfolio has continued to experience additional write-

5 downs and TPVG has been forced to downgrade additional loans amidst continuing concern about

6 TPVG's exposure to its "high quality" investment portfolio.

7   223.   For example, in its August 2, 2023 disclosures in connection with its reporting of

8 TPVG's Q2 2023 results, TPVG disclosed that although it had upgraded the rating of one problem

9 loan (where the now-bankrupt The Pill Club's prior $20 million loan had, conveniently, been

10 assumed by Thirty Madison as discussed above *six* other Portfolio Companies were being

11 downgraded, including *four* that were reduced to the lowest level of "Red."   These latest

12 downgrades included:

13 - the downgrade of Underground Enterprises ($6 million loan principal) from Yellow (3) to Red (5);

14

15 - the downgrade of Demain (Luko) ($17 million loan principal) from Yellow (3) to Red (5);

16 - the downgrade of HiQ ($25.1 million loan principal) from Orange (4) to Red (5);

17

18 - the downgrade of VanMoof ($22.5 million loan principal) from Orange (4) to Red (5);

19 - the downgrade of Mystery Tackle Box ($5 million loan principal) from White (2) to Yellow (3); and

20

21 - the downgrade of Untitled Labs a/k/a Made Renovation ($10 million loan principal) from White (2) to Yellow (3).

22   224.   More recently, in its November 1, 2023 disclosures in connection with its reporting

23 of TPVG's Q3 2023 results, TPVG disclosed that it had again downgraded *six* Portfolio

24 Companies, including another *four* that had been reduced to either "Red" or "Orange."   These

25 latest downgrades included:

26 - the downgrade of Untitled Labs a/k/a Made Renovations ($2.7 million loan principal) from Orange (4) to Red (5);

27

28 - the downgrade of Project 1920 ($4.1 million loan principal) from Yellow (3) to Orange (4);

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1

2

- the downgrade of Mystery Takle Box ($5 million loan principal) from Yellow (3) to Orange (4);

3

- the downgrade of Dia Styling ($5 million loan principal) from White (2) to Yellow (3);

4

5

- the downgrade of Outdoor Voices ($6 million loan principal) from White (2) to Yellow (3); and

6

- the downgrade of Nakd One World ($8.4 million loan principal) from White (2) to Yellow (3).

7   225.   In short, as of November 1, 2023, of what Defendants had repeatedly described as

8   "high quality" loans that it made to "compelling" venture growth companies and which had been

9   "on TPVG's books" for most (if not all) of the Class Period – a staggering $226.2 million in

10 principal amount of those loans had either been written off, been materially downgraded, or (in

11 the case of The Pill Club) saved from disaster due to the timely intercession of a TPVG affiliate.

12 A listing of these loans and their reported status as of November 1, 2023 is summarized below:

Portfolio Co.	Loan Amt.	Status
Medly Health	$30 million	*Written off in full*
Hi.Q	$25 million	*Written off in full*
Modsy (P&P)	$15 million	*$12.75 million written off*
VanMoof	$22.5 million	Red (5)
Demain (Luko)	$17 million	Red (5)
Untitled Labs	$10 million	Red (5)
Underground Enterprises	$6 million	Red (5)
Roli	$35.5 million	Orange (4)
Mystery Tackle	$5 million	Orange (4)
Project 1920	$2 million	Orange (4)
Good Eggs	$12.5 million	Yellow (3)
Nakdcom	$8.4 million	Yellow (3)
Outdoor Voices	$6 million	Yellow (3)
Dia Styling	$5 million	Yellow (3)
RenoRun	$2.7 million	Yellow (3)
The Pill Club	$20 million	*Restructured via TPVG affiliate*
TOTAL	**$222.6 million**	

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

1   226.   In addition, the above list does include other Portfolio Companies, such as Mind

2 Candy ($20.7 million loan) and Capsule ($15 million loan), which appear to continue to be

3 categorized as White (2), despite all of the problems and concerns discussed above with these

4 loans.

5   227.   In addition, TPVG has had to mark-down the fair value of additional millions of

6 dollars of equity stakes in many of these same companies, recognizing that the value of those

7 equity stakes is even more sensitive to price declines than the value of corresponding debt positions

8 in those same companies.

9 **V.   ADDITIONAL SCIENTER ALLEGATIONS**

10   228.   As alleged herein, TPVG and the Individual Defendants acted with scienter in that

11 they: (i) knew that the public documents and statements issued or disseminated in the name of the

12 Company were materially false, misleading, and incomplete when made; (ii) knew that such

13 statements or documents would be issued or disseminated to the investing public; and (iii)

14 knowingly and substantially participated or acquiesced in the issuance or dissemination of such

15 statements or documents as primary violations of the federal securities laws. The Individual

16 Defendants, by virtue of their receipt of information reflecting the true facts regarding TPVG, their

17 control over, and/or receipt and/or modification of TPVG's allegedly materially false, misleading,

18 and incomplete statements and/or their associations with the Company which made them privy to

19 confidential proprietary information concerning TPVG, participated in the fraudulent scheme

20 alleged herein.

21   229.   Defendants (and Labe and Srivastava in particular) were uniquely positioned with

22 respect to the Portfolio Companies, having access to a wealth of financial and other information

23 about the companies and their performance on an ongoing basis. More, Defendants (and again,

24 particularly Labe and Srivastava) were highly incentivized to avoid writing down the fair value of

25 TPVG's loans to Portfolio Companies, downgrading the credit risk category of any Portfolio

26 Company, or otherwise taking any action that would impair the public's perception about the value

27 of TPVG's loan portfolio for the reasons discussed below. In other words, Defendants knew that

28 the quality of its loan portfolio (and the Portfolio Companies more broadly) was deteriorating, but

they had strong motives to avoid disclosing that to the investing public. They also had, and exercised, the opportunity to conceal that deterioration from TPVG's investors.

> **A.**   **Labe and Srivastava Had Access to Material, Non-Public Information About Adverse Facts and Knew Their Statements Were Materially False and Misleading, and/or Omitted Crucial Information Necessary to Make Them Not Misleading**

230.   Defendants Labe and Srivastava had especially unique insights into TPVG's investments because of their roles at both TPC and TPA as described above. They were the ones primarily responsible for selecting which investments TPVG would make via their roles at TPA, which "is responsible for sourcing, reviewing and structuring investment opportunities for [TPVG] [and] underwriting and performing due diligence on [TPVG's] investments." TPA was also responsible for "monitoring [TPVG's] investment portfolio on an ongoing basis."

231.   In the course of shepherding the investment process from beginning to end, TPA, and Defendants Labe and Srivastava (the latter two of which serve on TPVG's Board in addition to maintaining key roles at TPA) gain an immense amount of information about, and familiarity with, potential and present Portfolio Companies. As a result, the Individual Defendants – and by extension, TPVG itself – have incredibly detailed insight into the financial and business conditions of the Portfolio Companies on a regular basis, and more frequently if a Portfolio Company appears to be struggling. This would include critical non-public information – like the collapse of an anticipated source of funding (Medly), or the settlement of serious fraud allegations in a *qui tam* complaint (The Pill Club), or mass layoffs (Hi.Q) that would bear directly on the key measures by which investors would look to ascertain the value of TPVG's investments: specifically, TPVG's/TPA's assignment of a credit risk category to each of the Portfolio Companies and TPVG's estimate of the fair value of its investments. As discussed above, however, the public-facing disclosures often did not align with the knowledge that Defendants privately held to the ultimate detriment of TPVG's investors.

81

1   **B.   Defendants Had Motive and Opportunity to Conceal the
            Deteriorating Condition of TPVG's Loan Portfolio and the Portfolio
2   Companies**

3   232.   Defendants had ample reason to paint a rosy picture of the Portfolio Companies'

4   finances and long-term sustainability, and by virtue of their placement at TPA, Defendants Labe

5   and Srivastava had the opportunity to inflate the fair value of TPVG's investments, delay any credit

6   risk downgrades, and generally avoid any negative disclosures about the Portfolio Companies.

7   233.   *First*, Labe and Srivastava had both the motive and opportunity to keep the fair

8   value of TPVG's investments at an elevated level. With respect to motive, the two men helm TPA,

9   which receives a base management fee from TPVG every quarter based on the fair value of

10   TPVG's assets. Per TPVG's most recent 10-K, the fee is calculated "at an annual rate of 1.75%

11   of our average adjusted gross assets, including assets purchased with borrowed funds." The fee

12   "is payable quarterly in arrears" and is "calculated based on the average value of [TPVG's] gross

13   assets at the end of [TPVG's] two most recently completed calendar quarters."

14   234.   The specific numbers vary from quarter to quarter, but TPVG's largest asset is

15   always far and away its investments, the vast majority of which is in the form of its loans to

16   Portfolio Companies. TPVG's balance sheets confirm the investments are listed as "[i]nvestments

17   *at fair value*" – *i.e.*, in the case of the debt investments, the fair values of the various Portfolio

18   Company loan as determined by TPVG's board of directors, *based primarily on information*

19   *provided to them by TPA*, as described above. The larger the fair value of TPVG's investments is,

20   the higher TPA's base management fee will be – and as the 10-K acknowledges, "Messrs. Labe

21   and Srivastava, each an interested member of our [TPVG's] Board, have a material pecuniary

22   interest in [TPA] and serve on its Investment Committee."   TPA and Defendants Labe and

23   Srivastava were thus highly motivated to inflate the fair value of the investment portfolio as much

24   as possible.

25   235.   TPVG's most recent 10-K even acknowledges this incentive.   In a section

26   addressing risks related to conflicts of interest, the 10-K states:

27   For many of our investments, no market-based price quotation is available. As a
         result, our Board determines the fair value of these secured loans, warrant and
28   equity investments in good faith . . . In connection with that determination, [TPA]
         provides our Board with valuation recommendations based upon the most recent

82

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3
4
5

and available information, which generally includes industry outlook, capitalization, financial statements and projected financial results of each portfolio company. . . . The participation of our Adviser's senior investment team in our valuation process, and the pecuniary interest in our Adviser by certain members of our Board, *could result in a conflict of interest given that the base management fee is based, in part, on the value of our average adjusted gross assets*, and our Adviser's incentive fee is based, in part, on realized gains and realized and unrealized losses.

6   236.   These conditions provided Defendants Labe and Srivastava, specifically, with an

7   additional motive (a higher base management fee) to inflate the fair value of TPVG's investments.

8   Defendants Labe and Srivastava, furthermore, had a unique opportunity to affect the determination

9   of the fair value of the Portfolio Companies' loans. Per the FY 2022 10-K, TPVG's Board (on

10   which both Defendants Labe and Srivastava serve) "discusses valuations on a quarterly basis and

11   determines, in good faith, the fair value of each investment in [TPVG's] portfolio based on the

12   input of [TPA], the independent third-party valuation firm and the Valuation Committee." As a

13   result, Defendants Labe and Srivastava have – at a minimum – two opportunities to influence the

14   fair value determinations: in their roles as board members of TPVG, and in their roles at TPA,

15   which provides "input" to the board on the valuation of the Portfolio Companies.

16   237.   *Second*, many of TPVG's investments were co-investments made alongside other

17   TriplePoint vehicles, giving Defendants incentives at odds with a rigorous valuation process and

18   the prompt downgrading of endangered loans. As TPVG's FY 2022 10-K explains:

19
20
21
22
23
24
25
26
27
28

[TriplePoint Capital] and its affiliates may have previously made investments in secured loans, together with, in many cases, attached equity "kickers" in the form of warrant investments, and direct equity investments in some of the same venture growth stage companies in which we [TPVG] expect to invest. In certain of these circumstances, we may have rights and privileges that give us priority over others associated with the issuer, such as [TriplePoint Capital] or its affiliates. These rights, if exercised, could have a detrimental impact on the value of the investment made by [TriplePoint Capital] or its affiliates in the issuer, and as a result and subject to the applicable provisions of the Advisers Act and the 1940 Act, *[TPA] may not exercise the Company's rights if [TPA] believes [TriplePoint Capital] or its affiliates would be disadvantaged by the Company taking such action, even if it is in the best interests of our stockholders*. In addition, [TPA] may be subject to a conflict in seeking to make an investment in an issuer in which [TriplePoint Capital] or its affiliates have already invested, and we may still choose to make such investment, where permissible, subject to the approval of a majority of our directors who have no financial interest in the investment and a majority of our independent directors. In such a scenario, *[TPA] may be influenced to make an investment or take actions in order to protect the interests of [TriplePoint Capital] or its affiliates in the issuer*.

238.   While the nature and amounts of the investments of private TriplePoint entities are largely unavailable to the broader public, co-investments are clearly a regular practice. The 10-K disclosures confirm as much, as do Portfolio Company bankruptcies: TriplePoint affiliates loaned $81 million to Medly (about $35 million of which was loaned by TPVG), €77.9 million to VanMoof (about $22.5 million of which was loaned by TPVG), $50 million to Hi.Q (about half of which was loaned by TPVG), $30 million to The Pill Club (about $20 million of which was loaned by TPVG), and $8 million to Underground Enterprises ($6 million of which was loaned by TPVG).

239.   Clearly, co-investment was the norm. In the case of these co-investments, TPA (and consequently, TPVG) would be incentivized to avoid taking any action – such as downgrading a Portfolio Company's credit risk category, or writing down the fair value of a loan – that might negatively impact TriplePoint's broader investments in a Portfolio Company.

240.   ***Third***, Defendants were incentivized to conceal deteriorating conditions at the Portfolio Companies to avoid triggering a default under the terms of either their credit facility (TPVG's secured revolving credit facility, for which Deutsche Bank AG serves as facility agent, referred to herein as the "Credit Facility") or the tranches of notes it issued maturing in 2025 (4.50%, with $70 million of principal outstanding as of the end of FY 2022), 2026 (4.50%, with $200 million of principal outstanding as of the same date), and 2027 (5.00%, with $125 million of principal outstanding as of the same date) (collectively, the "Notes").

241.   The Credit Facility and the Notes are hugely important to Defendants, as without them, Defendants have no funds to invest in Portfolio Companies other than TPVG's cash on hand at any given time. TPVG lists the potential for default under either the Credit Facility or the Notes as a risk relating to its business or structure. As the most recent 10-K explains:

> ***We may default under the Credit Facility, the agreements governing our outstanding unsecured notes or any future indebtedness or be unable to amend, repay or refinance any such facility or financing arrangement on commercially reasonable terms, or at all, which could have a material adverse effect on our financial condition, results of operations and cash flows.***
>
> In the event we default under the Credit Facility, the agreements governing the 2025 Notes, 2026 Notes or the 2027 Notes or any future indebtedness or are unable to amend, repay or refinance any such indebtedness on commercially reasonable terms, or at all, ***our business could be materially and adversely affected as we may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding***

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payment obligations and/or support working capital requirements under the Credit Facility, the 2025 Notes, the 2026 Notes and the 2027 Notes or any future indebtedness, any of which would have a material adverse effect on our financial condition, results of operations and cash flows.

242.   TPVG describes the potential events of default under the Credit Facility as including "(i) a payment default; (ii) a change of control; (iii) bankruptcy; (iv) a covenant default; and (v) breach of a key man clause relating to our Chief Executive Officer, James P. Labe, and our President and Chief Investment Officer, Sajal K. Srivastava; and (vi) our failure to maintain our qualification as a BDC."

243.   The Credit Facility financing agreement itself contains more specific events of default/termination events, including if (1) the rolling three-month charged-off ratio is greater than 7.5%; (2) TPVG fails to satisfy any of the asset quality tests[51] for 30 or more days in a row; (3) the three-month rolling average of the interest spread measure is less than or equal to 2%, and that continues to the next report date; and/or (4) TPVG's asset coverage ratio is less than required (i.e., below 150%) for one quarter.

244.   With respect to the Notes, the various Master Note Purchase Agreements include events of default that are substantially similar between the tranches (and which themselves are relatively similar to the Credit Facility events of default), including, among other things, if TPVG fails to maintain a minimum asset coverage ratio of 1.50 to 1.00 or a minimum interest coverage ratio of 1.25 to 1.00. A default under the Notes could also prompt a default under the Credit Facility, or vice versa. As the 10-K notes, "[b]ecause the Credit Facility and the agreements governing the [Notes] have, and any future credit facilities will likely have, customary cross-default provisions, if the indebtedness under the Credit Facility or represented by the [Notes], or

---

[51]   The financing agreement defines "asset quality tests" as the Minimum Weighted Average APR Test (met as of a given date if the weighted average APR of all eligible contracts that are fixed rate contracts is equal to or greater than 6.00%), the Minimum Weighted Average Spread Test (met as of a given date if the weighted average floating spread of all eligible contracts that bear interest at a spread over the Prime Rate is equal to or greater than 2.50%), the Maximum Weighted Average Remaining Maturity Test (met as of a given date if the weighted average remaining maturity of all eligible contracts is less than or equal to 3.75 years), Maximum Weighted Average Debt-to-Valuation Test (met as of a given date if the weighted average debt-to-valuation of all eligible contracts is less than or equal to 25%) and the Minimum Weighted Average IRR Test (met as of a given date if the weighted average IRR of all eligible contracts is equal to or greater than 10%).

1   under any future credit facility, is accelerated, we may be unable to repay or finance the amounts

2   due."

3   245.   Given that Defendants could not make *any* loans without the funds to do so, and

4   given that Defendants are primarily reliant upon the Credit Facility and the Notes for funding, a

5   default under either would be devastating to Defendants' business. Many of the events of default

6   are tethered to the quality of the assets under TPVG's management, and as such, Defendants were

7   highly incentivized to avoid acknowledging the impairment of TPVG's loan portfolio in any way

8   that might risk a default under the Credit Facility and/or the Notes.

9   246.   *Fourth*, in the middle of the Class Period, TPVG sold 3.75 million shares at $13.75

10   per share through a second public offering (SPO) on August 9, 2022, generating net proceeds of

11   approximately $49.766 million, TPVG stated in the August 5, 2022 supplement to the prospectus

12   dated May 26, 2021 (collectively, the "Offering Documents") that the proceeds would be used "to

13   repay outstanding debt borrowed under its credit facility" before TPVG would "re-borrow" its

14   "initial repayments under the credit facility" with the intent "to make investments in accordance

15   with its investment objectives and strategies, to pay its operating expenses and other cash

16   obligations, and for general corporate purposes." These Offering Documents contained many of

17   the same material misstatements and omissions that Defendants had issued throughout the Class

18   Period.

19   247.   In issuing this SPO in the midst of the Class Period before the truth had been

20   revealed or the undisclosed risks Defendants concealed had materialized, TPVG benefited from

21   an elevated share price. Had the market known the truth, TPVG's common stock would have

22   traded at a significantly lower price, reducing the amount of money the Company would have

23   raised in the SPO.

24   248.   *Finally*, TPVG often has equity positions in the Portfolio Companies in which it

25   invests. Any public dissemination of negative information – whether a credit risk downgrade or

26   the markdown of a loan – about one of the companies could have a downstream impact on the

27   company's prospects going forward, which could negatively impact TPVG's equity position.

28

1

     C.   **The Core Operations Doctrine Applies**

2

     249.   TPVG's primary asset was its loan portfolio. In TPVG's Q1 2022 Form 10-Q, the

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filing of which marked the start of the Class Period, TPVG reported its investments at fair value

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as approximately $806,447,000, and the fair value of its debt investments as approximately

5

$696,037,000 – roughly ***86.3%*** of its investments at fair value. The value of its loan portfolio is

6

thus certainly within the scope of TPVG's "core operations." As such, there can be no doubt that

7

the Defendants knew of (or, at best, recklessly disregarded) the deterioration of TPVG's loan

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portfolio, both in terms of the Portfolio Companies' credit risks and the likelihood that the loans

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would be repaid.

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                       PLAINTIFF'S CLASS ACTION ALLEGATIONS

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     250.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil

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Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise

13

acquired shares of TPVG common stock during the Class Period, and were damaged thereby (the

14

"Class"). Excluded from the Class are Defendant TPVG; its parent, subsidiary and affiliated

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entities; the foregoing entities' officers and directors at all relevant times (including the Individual

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Defendants); members of the foregoing excluded parties' respective immediate families; and the

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heirs, successors and assigns of the foregoing and including any entity (including but not limited

18

to any trusts) in which any Defendants have or had a controlling interest.

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     251.   The members of the Class are so numerous that joinder of all Class members is

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impracticable. Throughout the Class Period, TPVG common stock was actively traded on the

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NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can

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be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds if not

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thousands of members in the proposed Class. Record owners and other members of the Class may

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be identified from records maintained by TPVG or its transfer agent, and may be notified of the

25

pendency of this action by mail using a form of notice similar to that customarily used in securities

26

class actions.

27

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1 252. Plaintiff's claims are typical of the claims of the members of the Class as all Class

2 members have been similarly affected by Defendants' wrongful conduct and violations of federal

3 law as complained of herein.

4 253. Plaintiff will fairly and adequately protect the interests of the members of the Class

5 and has retained counsel competent and experienced in class and securities litigation. Plaintiff has

6 no interests antagonistic to or in conflict with those of the Class.

7 254. Common questions of law and fact exist as to all members of the Class and

8 predominate over any questions solely affecting individual Class members.   Common questions

9 of law and fact here include:

10
- whether the federal securities laws were violated by Defendants' acts and omissions as alleged herein;

11
12
- whether Defendants' public statements during the Class Period misrepresented material facts about the business, operations, management, and financial condition of TPVG, or were made
13
statements that were rendered materially misleading by virtue of their omission of material facts;

14
15
- whether Defendants acted knowingly or recklessly in issuing the allegedly false and misleading statements at issue;

16
17
- whether the price of TPVG common stock was inflated during the Class Period due to the Defendants' conduct complained of herein; and

18
- whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.
19

20 255. A class action is superior to all other available methods for the fair and efficient

21 adjudication of this controversy because joinder of all Class members is impracticable.

22 Furthermore, as the damages suffered by individual Class members may be relatively small, the

23 expense and burden of individual litigation make it impossible for most if not all Class members

24 to individually redress the wrongs done to them. There will be no difficulty in the management of

25 this action as a class action.

26 256. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-

27 on-the-market doctrine in that:

28
- Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

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1   • the omissions and misrepresentations were material;

2   • TPVG common stock is traded in an efficient market;

3   • TPVG's shares were liquid and traded with moderate to heavy
    volume during the Class Period;

4

5   • TPVG traded on a national securities market -- the NASDAQ -- and
    was covered by multiple analysts; and

6   • the misrepresentations and omissions alleged would tend to induce
    a reasonable investor to misjudge the value of TPVG's common
7   stock.

8   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of

9   reliance upon the integrity of the market.

10   257.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption

11   of reliance established by the Supreme Court in *Affiliated Ute Citizens of the State of Utah v.*

12   *United States*, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted to disclose material

13   information in their Class Period statements in violation of a duty to disclose such information, as

14   detailed above.

15   **COUNT I**
     (Violations of Section 10(b) of the Exchange Act and Rule 10b-5
16   **Promulgated Thereunder Against All Defendants)**

17   258.   Plaintiff repeats and re-alleges each and every allegation contained above as if fully

18   set forth herein.

19   259.   This Count is asserted against Defendants and is based upon Section 10(b) of the

20   Exchange Act, 15 U.S.C. §78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

21   260.   During the Class Period, Defendants: engaged in a plan, scheme, conspiracy and

22   course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions,

23   practices and courses of business which operated as a fraud and deceit upon Plaintiff and the other

24   members of the Class; made various untrue statements of material facts and omitted to state

25   material facts necessary in order to make the statements made, in light of the circumstances under

26   which they were made, not misleading; and employed devices, schemes and artifices to defraud in

27   connection with the purchase and sale of securities. Such plan, conduct and scheme was intended

28   to and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and

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1 other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of

2 TPVG common stock; and (iii) cause Plaintiff and other Class members to purchase or otherwise

3 acquire TPVG common stock at artificially inflated prices. In furtherance of this unlawful scheme,

4 plan and course of conduct, Defendants, and each of them, took the actions as alleged herein.

5 261. Pursuant to the above plan, scheme, and course of conduct, each Defendant

6 participated directly or indirectly in the preparation and/or issuance of the TPVG quarterly and

7 annual reports, SEC filings, press releases and other statements and documents described above,

8 including statements made to securities analysts and the media that were designed to and did

9 influence the market for TPVG common stock. Such reports, filings, releases and statements were

10 materially false and misleading in that they failed to disclose material adverse information and

11 misrepresented the truth about TPVG's financial condition and business prospects.

12 262. By virtue of their positions at TPVG, Defendants had actual knowledge of the

13 materially false and misleading statements and material omissions alleged herein, and intended

14 through such statements and omissions to deceive Plaintiff and the other members of the Class. In

15 the alternative, Defendants acted with reckless disregard for the truth in that they failed or refused

16 to ascertain and disclose such facts as would reveal the materially false and misleading nature of

17 the statements made, even though such facts were readily available to Defendants. Said acts and

18 omissions of Defendants were committed willfully or with reckless disregard for the truth. In

19 addition, each Defendant knew or recklessly disregarded that material facts were being

20 misrepresented or omitted as alleged herein.

21 263. Information showing that Defendants acted knowingly or with reckless disregard

22 for the truth is peculiarly within Defendants' knowledge and control. As the senior managers

23 and/or directors of TPVG, the Individual Defendants had knowledge of the details of TPVG's

24 internal affairs including, inter alia, the financial condition of the Selected Companies in which

25 TPVG invested and the true risk (including risk of loss) associated with TPVG's loans to or other

26 investments in those Companies.

27 264. The Individual Defendants are liable both directly and indirectly for the wrongs

28 complained of herein. Because of their positions of control and authority, the Individual

1 Defendants were able to and did, directly or indirectly, control the content of the statements of

2 TPVG. As officers and/or directors of a publicly-held company, the Individual Defendants had a

3 duty to disseminate timely, accurate, and truthful information with respect to TPVG's businesses,

4 operations, future financial condition and future prospects. As a result of the dissemination of the

5 aforementioned false and misleading reports, releases and public statements, the market price of

6 TPVG common stock was artificially inflated throughout the Class Period. In ignorance of the

7 adverse facts concerning TPVG's business and financial condition which were concealed by

8 Defendants, Plaintiff and the other Class members purchased or otherwise acquired shares of

9 TPVG common stock at artificially inflated prices and relied upon the integrity of the market for

10 those shares and/or upon Defendants' actionably false and misleading statements disseminated,

11 and were damaged thereby.

12   265.   During the Class Period, TPVG common stock was traded on an active and efficient

13 market. Plaintiff and the other members of the Class, relying on the materially false and misleading

14 statements described herein which the Defendants made, issued or caused to be disseminated, or

15 relying upon the integrity of the market, purchased or otherwise acquired shares of TPVG during

16 the Class Period at prices artificially inflated by Defendants' wrongful conduct. Had Plaintiff and

17 the other members of the Class known the truth, they would not have purchased or otherwise

18 acquired said securities, or would not have purchased or otherwise acquired them at the inflated

19 prices that were paid. At the time of the purchases and/or acquisitions by Plaintiff and the Class,

20 the true value of TPVG common stock was substantially lower than the prices paid by Plaintiff

21 and other Class members. The market price of TPVG common stock declined sharply upon public

22 disclosure of the facts alleged herein, causing injury to Plaintiff and Class members.

23   266.   By reason of the conduct alleged herein, Defendants have knowingly or recklessly,

24 directly or indirectly, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated

25 thereunder.

26   267.   As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the

27 other members of the Class suffered damages in connection with their respective purchases,

28 acquisitions and sales of shares of TPVG's common stock during the Class Period, as the

1   previously concealed truth concerning TPVG's business, operations, investments, and financial

2   condition was disclosed to the investing public.

3   **COUNT II**
                       (Violations of Section 20(a) of the Exchange Act
4   **Against the Individual Defendants)**

5   268.   Plaintiff repeats and re-alleges each and every allegation contained in the foregoing

6   paragraphs as if fully set forth herein.

7   269.   During the Class Period, the Individual Defendants participated in the operation

8   and management of TPVG, and conducted and participated, directly and indirectly, in the conduct

9   of TPVG's business affairs. Because of their senior positions, they knew the truth concerning the

10 material adverse non-public information about TPVG's business, operations, investments, and

11 financial condition that had been misrepresented or concealed.

12   270.   As officers and/or directors of a publicly owned company, the Individual

13 Defendants had a duty to disseminate accurate and truthful information with respect to TPVG's

14 financial condition, operations, investments, and financial condition, and to correct promptly any

15 public statements issued by TPVG which had become materially false or misleading.

16   271.   Because of their positions of control and authority as senior officers and/or directors

17 of the Company, the Individual Defendants were able to, and did, control the contents of the

18 various reports, press releases and public filings which TPVG disseminated in the marketplace

19 during the Class Period concerning TPVG's results of operations. Throughout the Class Period,

20 the Individual Defendants exercised their power and authority to cause TPVG to engage in the

21 wrongful acts complained of herein. The Individual Defendants were, therefore, "controlling

22 persons" of TPVG within the meaning of Section 20(a) of the Exchange Act. In this capacity, they

23 participated in the unlawful conduct alleged which artificially inflated the market price of TPVG

24 common stock.

25   272.   Each Individual Defendant, therefore, acted as a controlling person of TPVG. By

26 reason of their senior management positions and/or being directors of TPVG, each of the

27 Individual Defendants had the power to direct the actions of, and exercised the same to cause,

28 TPVG to engage in the unlawful acts and conduct complained of herein. Each Individual

1 Defendant exercised control over the general operations of TPVG and possessed the power to

2 control the specific activities which comprise the primary violations about which Plaintiff and the

3 other Class members complain.

4   273.   By reason of the above, each Individual Defendant is liable pursuant to Section

5 20(a) of the Exchange Act for the Section 10(b) violations committed by TPVG.

6 **PRAYER FOR RELIEF**

7   WHEREFORE, Plaintiff demands judgment against Defendants as follows:

8   A.   Determining that the instant action may be maintained as a class action under Rule

9 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

10   B.   Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason

11 of the wrongful conduct alleged herein;

12   C.   Awarding Plaintiff and the other members of the Class prejudgment and post-

13 judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

14   D.   Awarding such other and further relief as this Court may deem just and proper.

15 **DEMAND FOR TRIAL BY JURY**

16   Plaintiff hereby demands a trial by jury.

17 Dated: December 5, 2023   **SCOTT+SCOTT ATTORNEYS AT LAW LLP**

18

19 *s/ John T. Jasnoch*
    John T. Jasnoch (CA Bar No. 281605)
    Cornelia J. B. Gordon (CA Bar No. 320207

20   600 W. Broadway, Suite 3300
    San Diego, CA 92101

21   Telephone: 619-233-4565
    Facsimile: 619-233-0508

22   jjasnoch@scott-scott.com

23   cgordon@scott-scott.com

24   **SCOTT+SCOTT ATTORNEYS AT LAW LLP**
    Thomas L. Laughlin, IV (admitted *pro hac vice*)

25   William C. Fredericks (*pro hac vice* forthcoming)

26   The Helmsley Building
    230 Park Avenue, 17th Floor

27   New York, NY 10169
    Telephone: 212-233-6444

28   Facsimile: 212-233-6334

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1

tlaughlin@scott-scott.com
wfredericks@scott-scott.com

2

3

Counsel for Lead Plaintiff Ronald J. Solotruk and Lead Counsel for the Class

4

THE SCHALL LAW FIRM
Brian J. Schall (CA Bar No. 290685)

5

Ivy T. Ngo (CA Bar No. 249860)
Rina Restaino (CA Bar No. 285415)

6

2049 Century Park East, Suite 2460

7

Los Angeles, CA 90067
Telephone: 310-301-3335

8

Facsimile: 310-388-0192
brian@schallfirm.com

9

ivy@schallfirm.com

10

rina@schallfirm.com

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Additional Counsel for Lead Plaintiff Ronald J. Solotruk

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FIRST AMENDED COMPLAINT – Case No. 3:23-CV-02980-TLT